15

04024435

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singer NV

*CURRENT ADDRESS

PROCESSED
APR 22 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34635 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/20/04

Exemption No. 82-5225

SINGER®

82-34635

04 APR 15 AM 7:21

ARLS
12-31-03

2003

DISCLOSURE STATEMENT AND ANNUAL REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

April 2004

TABLE OF CONTENTS

Introduction 3

PART I

Item 1. Identity of Directors, Senior Management, and Advisers .... Not Applicable
Item 2. Offering Statistics and Expected Timetable .... Not Applicable
Item 3. Key Information 5
Item 4. Information on the Company 8
Item 5. Operating and Financial Review and Prospects 20
Item 6. Directors, Senior Management and Employees 32
Item 7. Major Shareholders and Related Party Transactions 37
Item 8. Financial Information 38
Item 9. The Offer and Listing 39
Item 10. Additional Information 40
Item 11. Quantitative and Qualitative Disclosures About Market Risk 48
Item 12. Description of Securities Other Than Equity Securities .... Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies 49
Item 14. Material Modifications to the Rights Of Security Holders and Use of Proceeds .... Not Applicable
Item 15. Controls and Procedures .... Not Applicable
Item 16. Reserved .... *
Item 16a. Audit Committee Financial Expert 49
Item 16b. Code of Business Conduct 49
Item 16d. Exemptions from the Listing Standards for Audit Committees .... Not Applicable
Item 16e. Purchases of Equity Securities by the Issued and Affiliated Purchasers .... Not Applicable

PART III

Item 17. Financial Statements .... Not Applicable
Item 18. Financial Statements 50

INTRODUCTION

Singer N.V. ("Singer" or the "Company") was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful reorganization under Chapter 11 of the United States Bankruptcy Code, Singer became the parent company of several operating companies (the "Operating Companies") formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world.

Singer, through its Operating Companies, is engaged in two principal businesses, Retail and Sewing.

Singer is a leading retailer and direct seller of household appliances, consumer electronic equipment, furniture and other consumer durable products for the home in selected markets worldwide, primarily in Asia and Jamaica. Retail sales activities in these markets are strengthened by the availability of consumer credit provided by the Company.

Singer is also one of the world's leading sellers of consumer and artisan sewing machines, produced by the Company and certain third party manufacturers, with an estimated worldwide unit market share of 23% (excluding China, the former Soviet Republics and the Eastern European countries).

The Company has a presence directly or through dealers, distributors and licensees in more than 190 countries around the world.

In order to improve operating and financial performance, the Company is undertaking a number of programs, including introducing new and improved products and services, increasing the number and variety of distribution points, improving the credit offer in Retail, strengthening working capital management, improving product sourcing and implementing programs to increase royalty and licensing earnings. Similar efforts are being undertaken by the Operating Companies, in addition to their continuing cost-control programs.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

Quotation of the Company's Common Shares on the "Pink Sheets" quotation service commenced in March 2002.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 333 Westchester Avenue, White Plains, NY 10604. The Company's website is www.singer.com.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Laws in September 1999.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia and other developing countries, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Important information regarding risks and uncertainties is also set forth elsewhere herein, including in the Introduction, Item 3 ("Key Information - Risk Factors"), Item 4 ("Information on the Company"), Item 5 ("Operating and Financial Review and Prospects"), Item 11 ("Quantitative and Qualitative Disclosures About Market Risk"), and the audited consolidated financial statements referenced in Item 18 ("Financial Statements").

TABLE OF CONTENTS

Introduction 3

PART I

Item 1. Identity of Directors, Senior Management, and Advisers .... Not Applicable
Item 2. Offering Statistics and Expected Timetable .... Not Applicable
Item 3. Key Information 5
Item 4. Information on the Company 8
Item 5. Operating and Financial Review and Prospects 20
Item 6. Directors, Senior Management and Employees 32
Item 7. Major Shareholders and Related Party Transactions 37
Item 8. Financial Information 38
Item 9. The Offer and Listing 39
Item 10. Additional Information 40
Item 11. Quantitative and Qualitative Disclosures About Market Risk 48
Item 12. Description of Securities Other Than Equity Securities .... Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies 49
Item 14. Material Modifications to the Rights Of Security Holders and Use of Proceeds .... Not Applicable
Item 15. Controls and Procedures .... Not Applicable
Item 16. Reserved .... *
Item 16a. Audit Committee Financial Expert 49
Item 16b. Code of Business Conduct 49
Item 16d. Exemptions from the Listing Standards for Audit Committees .... Not Applicable
Item 16e. Purchases of Equity Securities by the Issued and Affiliated Purchasers .... Not Applicable

PART III

Item 17. Financial Statements .... Not Applicable
Item 18. Financial Statements 50

PART I

Item 1. Identity of Directors, Senior Management, and Advisers

Not Applicable

Item 2. Offering Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

Selected Financial Data

Set forth below is selected audited consolidated financial data of the Company for the twelve months ended December 31, 2003 and 2002. Such audited financial statements include a "going-concern" qualification. See Item 18 (" Financial Statements") included herein.

(000's, except per share amounts)	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002
Operating Data		
Revenues	$ 382,793	$ 337,652
Operating income	33,397	36,481
Equity in earnings from operating affiliates	5,800	4,164
EBITDA*	31,458	47,925
Interest expense	19,234	20,606
Income from continuing operations	20,343	19,059
Net income	705	17,405
Per Share Data		
Basic earnings from continuing operations	$ 2.56	$ 2.35
Basic (loss) earnings	(0.01)	2.01
Weighted average number of shares	7,934	8,111

	As at December 31, 2003	As at December 31, 2002
Balance Sheet Data		
Working capital **	$ 64,164	$ 40,661
Investment in operating affiliates	7,243	28,086
Total assets	511,538	468,999
Notes and loans payable	78,175	49,070
Current portion of long-term debt	52,417	37,882
Long-term debt	62,576	105,797
Shareholders' equity	122,383	122,966
Capital stock	79	81

* EBITDA is defined as net income before interest expense, taxes, depreciation and amortization.

** Working capital is defined as current assets less current liabilities.

Risk Factors

This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein, including, without limitation, in the other sections referred to in the "Cautionary Statement With Respect to Forward-Looking Statements".

Economic Trends in the Company's Major Markets May Adversely Impact Results

Purchases of the Company's products are to a significant extent discretionary. Economic downturns and resulting declines in consumption in Singer's major markets may adversely affect the level of sales and the Company's consolidated results and financial position. A significant economic slow down in one or more selected markets where the Company has significant sales may have a negative impact on the Company's consolidated results and financial position. Economic conditions in the United States have an important direct and indirect impact on the Company's consolidated results and financial position but economic developments in countries in South East Asia and the Indian subcontinent may have a greater impact. Economic developments in these countries may be impacted significantly by exogenous, unanticipated events such as was the case with SARS and avian flu in China and South East Asia in 2003.

The Company's Liquidity

The Company's liquidity is tight. The Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and repayment of certain significant outstanding debt balances in 2004 and 2005. See Note 10 ("Long-Term Debt") of the notes to the consolidated financial statements included herein. Improvement in liquidity is dependent on a combination of debt refinancing, working capital efficiencies and the realization of certain, one-time items, some of which are not within the Company's control.

Singer is Subject to the Risks of International Operations

A substantial portion of the Company's activities are conducted in developing and emerging markets throughout the world. There are a number of risks inherent in doing business in these markets, including, among others, less stable political systems, uncertainty with respect to regulatory and legal procedures, breakdowns in civil order, difficulties in recruiting and retaining personnel, reduced protection for intellectual property rights and potential adverse changes in tax regimes. If Singer is unable to manage the risks inherent in its international activities, this may adversely affect the Company's consolidated results and financial position.

In Each of its Businesses, Singer is Subject to Intense Competitive Pressures

Singer's operations face a broad range of competitors from large international companies to small independent dealers. Some of these competitors have greater financial, technical and marketing resources available to them than does the Company. Others may be willing to engage in unethical or illegal business practices that give them at least a temporary advantage. The competitive environment has become increasingly demanding due to a number of factors, including increased price competition reflecting global over-capacity for most of the products the Company sells, the growth of new, more efficient sales channels such as mass merchants, and the broadening of consumer credit alternatives in certain markets.

Foreign Exchange Fluctuations May Negatively Impact the Company's Results

Local currency denominated financial results in each of the Singer Operating Companies around the world are translated into US dollars by applying the weighted average market exchange rate during each financial reporting period. Local currency denominated assets and liabilities are translated into US dollars by applying the market exchange rate at the end of each financial reporting period. Accordingly, the Company's financial results, as reported in its consolidated profit and loss statements, and the Company's assets and liabilities, as reported in the Company's consolidated balance sheets, are subject to foreign exchange rate fluctuations. In recent periods, for many operations, financial trends reported in US dollars have appeared less favorable than would have been the case had those results been reported in local currency.

Dependence on Outside Suppliers

Singer relies on outside suppliers for approximately 30% (in units) of the sewing machines and essentially all of the other consumer products which it sells. Reliance on outside suppliers could increase the Company's exposure to possible supply disruptions, to the introduction of defective products or inferior parts, and to increased competition from competitors sourcing similar products from the same manufacturers.

The Consumer Finance Business is Subject to Non-Performance Risks

Extension of consumer credit is an integral part of Singer's Retail operations. In most countries, accounts receivables are financed by the local Operating Companies. A significant economic downturn in a market, a loss of critical personnel, changes in local laws or practice, or civil disorder, among other factors, could reduce collection performance impairing the value of Singer's receivables, and negatively impact the Company's consolidated results and financial position.

The Company's Facilities and Information Systems Are Subject to Damage as a Result of Disasters, Outages or Similar Events

The Company's facilities are located throughout the world and are subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. Furthermore, as the role of information systems is becoming ever more important in the Company's operating activities, shutdowns of information systems due to disasters, software and hardware defects, and computer viruses pose increasing risks. These factors may affect the Company's operating activities, or generate expenses relating to physical or personal damage, or may have a negative impact on the Company's consolidated results and financial position.

The Company's Shares are Currently Quoted Only on the "Pink Sheets"

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common

Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Item 4. Information on the Company

Business Overview

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world.

The Company is a holding company and, through its Operating Companies, is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential.

The Retail business consists primarily of the distribution, through company-owned retail stores and direct selling, of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home. In September 2003, the Company sold its equity interest in the parent company of Singer Mexico and as a result exited the loss-making Retail and finance business in Mexico.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 23% (excluding China, the former Soviet Republics and the Eastern European countries).

Approximately 49% of Singer's revenues are generated from Retail and approximately 51% from Sewing, taking into account the revenues of Singer Thailand Public Company Limited ("Singer Thailand") for the full year including the portion of the year when Singer Thailand was treated as a non-consolidated operating affiliate. Retail revenues include sales by Retail Operating Companies of sewing products.

Revenues are seasonal, generally increasing somewhat during certain holiday or festival periods. For example, the Americas and Europe tend to have proportionately higher revenues in the fourth quarter due to the Christmas season, while parts of Asia have proportionately higher revenues during the Lunar New Year festivities in the first quarter. Overall, revenues tend to be higher in the fourth quarter.
The Company has a presence in more than 190 countries around the world, directly through its Operating Companies or indirectly through dealers, distributors and licensees. No customer accounts for more than 10% of the Company's sales.

Singer's ongoing business strategy is fourfold:

A. To grow its core Retail business in those emerging markets with significant growth opportunities and where the Company is already well established, capitalizing on the Company's extensive Retail distribution networks, the SINGER® trademark and the offer to customers of consumer credit. Singer's plans include offering a greater variety of products and services, increasing the number and variety of distribution points and improving the credit offer.

B. To grow and strengthen its core Sewing business by capitalizing on the SINGER® trademark and the Company's 150+ year reputation for reliability, service, value and innovation. A major objective is to regain market share lost during the turmoil of the years preceding the Chapter 11 reorganization. Singer's plans include offering new, more competitively featured and priced consumer and artisan sewing machines, through a variety of channels.

C. To grow earnings from licensing of the SINGER® trademark both for sewing and non-sewing products and to increase wholesale sales of non-sewing products in selected markets.

D. To improve operating and financial performance through management and organizational changes designed to enhance overall management and efficiency, and by implementing programs to improve product sourcing, strengthen inventory and receivables management and control selling and administrative cost.

The following table sets forth certain financial information for the twelve months ended December 31, 2003 and 2002, for the Company's Retail and Sewing operating segments:

(000's)	Twelve months ended December 31, 2003		Twelve months ended December 31, 2002	
	Revenue	Operating Income	Revenue	Operating Income
Retail:				
Americas	$ 20,455	$ 1,492	$ 22,856	$ 1,903
Asia	246,954	18,899	218,619	18,384
	267,409	20,391	241,475	20,287
Less: Operating Affiliates *	(90,025)	(7,198)	(91,248)	(6,267)
Total	177,384	13,193	150,227	14,020
Sewing marketing and manufacturing:				
Americas	127,258	13,955	119,320	21,322
Asia, Europe, Africa & Middle East	78,151	13,576	68,105	9,298
Total	205,409	27,531	187,425	30,620
Corporate & eliminations	-	(7,327)	-	(8,159)
Total	$ 382,793	$ 33,397	$ 337,652	$ 36,481

* Thailand was an Operating Affiliate through October 29, 2003

For additional financial information with respect to the Retail and Sewing operating segments see Item 5 ("Operating and Financial Review and Prospects") and Note 21 ("Segment Related Information") of notes to the consolidated financial statements included herein.

Retail Business

In certain countries, primarily in Asia and Jamaica, Singer's Operating Companies have for many years been engaged in the distribution of consumer durable products, through retail stores and direct selling, and in some markets through wholesale channels. In these countries, the SINGER® name is recognized by the consumer as a trusted source of reliable, quality products for the home at reasonable prices, as well as being identified with specific consumer products that may vary by market. This is a business with significant potential to grow along with these emerging economies and the expansion of their consumer middle class.

On July 15, 2003, the Company sold the shares of the parent company of Singer Guyana Inc. ("Singer Guyana") for consideration of $1.6 million, primarily in the form of the assumption of third party liabilities, resulting in a net gain of $0.1 million. See Note 18 ("Sale of Interests in Singer Guyana") of the notes to consolidated financial statements included herein.

On July 31, 2003, Singer concluded the placement with a private investment fund (the "Fund") of a minority equity interest in the Company's Asian Retail operations. The investment has been made in Singer Asia Limited ("Singer Asia"), a newly-formed subsidiary of the Company, which holds the Company's interests in the Singer Retail Operating Companies in Asia (Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam), and licensing rights for the SINGER® Trademark for non-sewing products in various Asian countries. The Fund acquired a 43.2% equity stake in Singer Asia, paying $30.0 million in cash. Singer retains a 56.8% equity interest in Singer Asia and will continue to consolidate the results of these operations. See Note 19 ("Sale and Private Placement of Minority Equity Interest in Singer Asia") of the notes to consolidated financial statements included herein.

On September 30, 2003 the Company sold the shares of the parent company of Singer Mexicana S.A. de C.V. ("Singer Mexico") for proceeds of one dollar. As a consequence of this sale, Singer no longer owns or controls Singer Mexico and the results of operations of Singer Mexico's Retail and finance business are reported separately as discontinued operations. A new company in Mexico has been formed to carry on the wholesale sewing business. See Note 17 ("Discontinued Operations") of the notes to consolidated financial statements included herein.

During October 2003, Singer Asia acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its holdings in that company to 52.1%. This resulted in Singer Thailand's operations being consolidated in Singer N.V.'s effective that date. Previously, Singer Thailand was being reported as an affiliate and its results accounted for under the equity method. The consolidation of Singer Thailand will result in significantly higher reported revenues and operating income; however, reported net income will not be materially impacted. Singer Asia may elect to acquire additional shares of Singer Thailand as well as additional shares of the other operations making up that company. See Note 20 ("Purchase of Additional Interest in Singer Thailand and Singer U.S.") of the notes to consolidated financial statements included herein. During 2004, the Company, on behalf of Singer Asia, has purchased an additional 0.6% of the outstanding shares of Singer Thailand to bring its holdings in that company to 52.6%. See Note 23 ("Subsequent Event") of the notes to consolidated financial statements included herein.

Products

In these countries, Singer is a retailer of various consumer durable products for the home. Products include: electronic equipment, such as televisions, mobile telephones, VCRs, stereos, CD, VCD and DVD players and portable radios; home appliances, such as refrigerators, washing machines, small kitchen appliances, gas ranges, dishwashers, dryers, sewing machines and ironing and pressing products; home furnishings, such as bedroom, dining room and occasional furniture; and additional consumer products depending on the market, such as motorcycles in Thailand, Bangladesh and Sri Lanka. In some cases the products are generic, and in other cases the products are selected to meet local consumer preferences. New types of products are reviewed and added to the local product offering on a regular basis. The product line offered in a particular country is to some extent tailored to the particular conditions of the local market, including consideration of product pricing levels appropriate for the market.

Almost all of the consumer durable products are sourced from third party manufacturers (either in fully assembled or kit form), with the exception of sewing machines which are sourced through Singer's Sewing operations. Singer has maintained strong historical relationships with several leading manufacturers including LG, Matsushita (Panasonic/National), Samsung, Sanyo, Sharp, TCL and Whirlpool. In some cases where there are local efficiencies or tax or duty incentives, assembly of certain products is carried out by the local Retail Operating Companies.

Historically, each Retail Operating Company has independently sourced its consumer durable products, with the exception of sewing machines. Singer has now introduced a central sourcing program for these products with expected pricing and feature advantages. This effort is facilitated by a trend to greater standardization of the product lines throughout the Company's Retail markets. Singer is also implementing computerized inventory control and related systems in certain locations, which, if successful in achieving meaningful efficiencies, will be extended to other Retail operations.

None of Singer's Retail Operating Companies commenced proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings of Old Singer. However, during the period of the bankruptcy and the turmoil preceding it, it was not possible for many of these companies to operate as efficiently, to take as much advantage of potential growth opportunities or to obtain access to as much capital, as might otherwise have been the case. In connection with and subsequent to the effectiveness of the reorganization, Singer management has been actively pursuing programs to address these issues.

Consumer Credit Operations and Related Financial Services

Extension of consumer credit has been an integral part of Singer's Retail operations since shortly after the business was founded over 150 years ago. Singer's Retail Operating Companies are knowledgeable about extending credit to consumers and collecting the receivables. Consumer credit is a key element of the Singer Retail system in the emerging markets in which the Company operates, as other forms of credit are much less readily available for the average consumer in these markets than is the case in more developed countries. In addition to providing a strong impetus for sales, consumer credit continues to be a profitable element of the Retail business, and represents approximately 7% of the Company's total revenues, including Thailand's full year results.

Credit-financed sales generate installment accounts receivable which range from three to thirty-six months and bear interest at rates based upon prevailing consumer interest rates in the various local markets. These accounts receivable generally are financed by the local Retail Operating Company. It is the Company's policy, to the extent feasible, to finance such accounts receivable by borrowing funds in the country where such accounts receivable originate. The Company's installment accounts receivable net of unearned finance charges as of December 31, 2003 was $112.7 million. Historically, the Retail business has experienced an overall write-off rate on installment sales of approximately 3%.

Principal Retail Operating Companies

Singer's principal Retail Operating Companies are located in the following countries (in order of revenues):

Thailand
Singer Thailand is publicly traded on the Bangkok Stock Exchange and is 53% owned by Singer. As of December 31, 2003, the Company's stake in Singer Thailand had a market value of $25.5 million. Singer Thailand operates 241 SINGER® direct selling locations and 13 retail stores. The direct selling locations, which are primarily located in non-urban areas, serve primarily as a base for canvassers who sell door-to-door and as local warehouses. More than 7,300 canvassers are employed by the operation. Singer Thailand is a well respected supplier of consumer durable products for the home, and has a significant market share across several product categories, including a 13% share in washing machines, 7% of the television market, a 7% share of the refrigerator market, and a 2% share of the motorcycle market as well as an 18% unit market share in consumer sewing machines. Sales of non-sewing consumer durables represent approximately 96% of Singer Thailand's total sales. Most of the consumer durable products sold by Singer Thailand outside of the "Singer Plus Stores" are SINGER® branded; the "Singer Plus Stores" follow a multi-brand strategy.

After having enjoyed one of the world's highest growth rates for a decade, Thailand has been slowly recovering from the major Baht devaluation and financial crisis of the late-1990's, with real GDP growth currently approaching 6% annually. Near term demand for consumer durables is expected to be in line with or greater than GDP growth. Revenue growth for Singer Thailand is expected to come from this growth in demand, from the introduction of new products and services, especially the further roll out of motorcycles, and from the further roll out of a multi-brand offering, including in the direct selling channel.

Sri Lanka
Singer (Sri Lanka) Limited ("Singer Sri Lanka") is publicly traded on the Colombo Stock Exchange and is 81% owned by Singer. As of December 31, 2003, the Company's stake in Singer Sri Lanka had a market value of $22.9 million. Singer Sri Lanka operates more than 126 SINGER® retail stores, including 5 "Mega Stores", one of which is the largest department store in the country, and has more than 400 independent dealers. Singer Sri Lanka is recognized as a major retailer of consumer durable products for the home, and has a significant market share across several product categories, including a 45% market share in refrigerators, a 33% share in deep freezers, a 23% share in washing machines and a 30% share in televisions, as well as a 74% unit market share in consumer sewing machines. Sales of non-sewing consumer durables represent 85% of Singer Sri Lanka's total sales. Products traditionally have been sold under the SINGER® brand, but the operation has recently introduced new brands for certain products under exclusive brand arrangements, and plans to continue to expand this program as appropriate. Also, a multi-brand strategy is employed in the Mega Stores.

India
Singer India Limited ("Singer India") is publicly traded on the Bombay and Delhi Stock Exchanges and is 63% owned by Singer. As of December 31, 2003, the Company's stake in Singer India had a market value of $2.8 million. Singer India operates 189 SINGER® direct selling locations, and also sells products through more than 500 independent dealers and mass merchants. The direct selling locations, which are primarily located in non-urban areas, serve primarily as a base for canvassers who sell products door-to-door and as a local warehouse. Approximately 1,800 canvassers operate out of the "Singer" locations. Operations also include the manufacture of sewing machines, mainly for the local market. Sales of non-

sewing consumer durables represent about 36% of Singer India's total sales, the remainder being sewing products. Products traditionally have been sold under the SINGER® brand but the operation has recently introduced additional brands for certain non-sewing products.

Bangladesh
Singer Bangladesh Limited ("Singer Bangladesh") is publicly traded on the Dhaka Stock Exchange and is 80% owned by Singer. As of December 31, 2003, the Company's stake in Singer Bangladesh had a market value of $34.7 million. Singer Bangladesh operates 177 SINGER® retail stores, and agency shops. Singer Bangladesh is a major retailer of consumer durable products for the home. The operation has a 16% market share in televisions and an 18% share in washing machines, as well as a 13% unit market share of the consumer sewing machine market. Sales of non-sewing consumer durables represent over 96% of Singer Bangladesh's total sales. Substantially all products are currently sold under the SINGER® brand name.

Jamaica
Singer has a 100% owned Retail Operating Company in Jamaica, which operates 17 SINGER® retail stores. The stores sell a broad range of consumer durable products for the home. Sales of non-sewing consumer durables represent about 97% of the operation's revenues. Consumer durable products other than sewing machines are generally sold at the SINGER® retail stores under other well-known international and national brand names; the sewing machines are branded SINGER®.

Other
Countries covered by other Singer Retail Operating Companies include Pakistan, the Philippines, and Vietnam. Certain additional countries such as Indonesia are being evaluated as potential candidates for expansion of the Retail operations.

Licensing

Singer has royalty bearing licensing arrangements covering the distribution through SINGER® outlets of non-sewing products in certain geographic areas where the Retail business does not have a direct operation, including Malaysia, Australia, Greece, and certain islands in the Caribbean. These arrangements generally allow the licensee to apply the SINGER® trademark to specified consumer durable products, other than sewing machines, subject to appropriate quality and other standards. Typically these arrangements provide for percentage royalty payments based on sales, and a minimum annual royalty. The Company continues to look for new opportunities in the Retail licensing field.

Sewing Business

Singer is one of the world's leading sellers of consumer and artisan sewing machines with an estimated worldwide unit market share of 23% (excluding China, the former Soviet Republics and the Eastern European countries). These products are produced by the Company and certain selected third party manufacturers, and are distributed through the Singer Sewing Operating Companies' own distribution channels, through third party dealers and distributors, and through the Singer Retail Operating Companies. Almost all of the sewing machines sold by the Company are marketed under the world famous SINGER® trademark, which celebrated its 150th anniversary in 2001.

Products

Singer offers a wide range of consumer and artisan sewing machines, the widest range in the industry, including cast iron straight stitch models popular in emerging markets to one of the most advanced sewing machines in the world, the XL6000 computer embroidery machine. In certain countries the Sewing product line includes consumer clothing care products such as irons and ironing presses. In selected markets, the Company also sells a limited range of relatively simple industrial sewing machines.

Consumer and artisan sewing machine models include straight stitch, mechanical zig-zag, artisan and electronic/computer machines. The particular models from the Company's sewing product line marketed in a specific geographic area vary on a country-by-country basis, depending on the tastes, demographics, and degree of economic development of the particular market. Straight stitch models, those that sew only in straight lines, are sold primarily in less developed countries. Mechanical zig-zag sewing machines, with their ability to sew in more sophisticated patterns, remain a mainstay of the Company's product offering and are sold in all of the Company's markets in a number of models. Electronic/computer machines are the most advanced sewing models and utilize state-of-the-art computer technology and memory that enable them to sew a variety of stitch types, as well as perform complicated tasks such as automatic buttonhole stitching, monogramming and decorative embroidery. Artisan sewing machines, with straight stitch and zig-zag patterns, are heavier duty machines and can be used in light industry.

Singer recently has introduced several new families of sewing machine models with improved product features and more competitive pricing, product areas that had been negatively impacted to some degree during the period of the bankruptcy of Old Singer and the turmoil preceding it. The Company has in development an additional important new sewing machine family that will offer significant cost and feature advantages as compared with Singer's existing product line and with the product lines of its competitors.

Distribution

In certain areas, such as the United States, Brazil, Italy, Turkey, Greater China (China and Taiwan), Canada and certain East European and Scandinavian countries, Singer sewing machines are distributed through Sewing Operating Companies, which operate wholesale distribution networks, consisting of independent dealers, mass merchants and, in some countries, home shopping networks and catalogs. In other countries, Sewing products are also sold through the Retail Operating Companies as described above. In the rest of the world, Sewing products are distributed through independent distributors and dealers, primarily under exclusive distribution arrangements which cover a specific geographic area. In connection with the Chapter 11 reorganization, loss-making direct operations in a number of countries were closed and converted to independent distributors. The Operating Companies in the United States, Brazil and Turkey were successfully reorganized under Chapter 11.

Principal Sewing Operating Companies

Singer's principal Sewing Operating Companies are located in the following countries (in order of revenues):

United States
Singer Sewing Company ("Singer U.S.") is 96% owned by Singer, with the remaining shares owned by Singer U.S.'s former unsecured creditors. Based in LaVergne (near Nashville), Tennessee, Singer U.S. is engaged primarily in the distribution of a wide range of consumer sewing machines. Singer U.S. has an

approximate 26% unit market share in consumer sewing machines, which are sold through a network of 350 independent dealer stores and more than 5,500 locations operated by mass merchants, fabric chains, catalog retailers, warehouse clubs and television shopping networks. The operation distributes a limited line of industrial sewing machines, and operates an industrial and consumer sewing spare parts businesses. One customer, Wal-Mart, accounted for approximately 40.1% and 32.7% of sales for the years ended December 31, 2003 and 2002, respectively.

Singer U.S.'s share of the consumer sewing market in the United States has recently increased although it is still lower than was historically the case. Factors accounting for the loss in market share in the mid 1990's include the disruption caused by the Chapter 11 reorganization and the preceding turmoil, general management inefficiencies, and product placement problems. Singer U.S. has adopted programs to address these issues, improving the product line with quality machines with competitive features and attractive prices, increasing advertising and promotion and emphasizing cost control.

Brazil
Singer do Brasil Industria e Comercio Ltda. ("Singer Brazil") is a 100%-owned subsidiary of Singer. Singer Brazil operates a wholesale sewing machine distribution business in Brazil, with a unit market share of approximately 90%. Sewing products are sold through a network of approximately 1,300 multi-product retailers with more than 8,000 point of sales and more than 160 mass merchants. Singer Brazil also operates the Company's largest manufacturing facility (see "Manufacturing" below).

In view of their very substantial market share, Singer Brazil is seeking to grow its business by increasing interest in the sewing category, reaching out to younger and more affluent consumers. In addition, Singer Brazil is selectively introducing additional imported consumer and artisan sewing machines that complement the models that are manufactured in Brazil.

Italy
Singer Italia SpA ("Singer Italy") is a wholly-owned subsidiary of Singer. A 49% interest held by a minority shareholder was purchased by Singer in March 2004. During 2001, Singer Italy completed a major reorganization, moving from an operation with a large number of retail shops and a wholesale distribution network selling a range of consumer durable products, to an operation that is primarily a wholesaler of sewing products. Singer Italy's distribution network consists of ten retail shops and more than 660 independent dealers. Singer Italy has approximately a 45% unit market share of the consumer sewing market in Italy.

Other
Regions covered by other Sewing Operating Companies include Turkey, Mexico, Canada, East Europe (managed from the Czech Republic), Greater China (China and Taiwan) and Scandinavia (managed from Denmark).

Distributors and Licensees
In the rest of the world, Singer distributes its Sewing products through independent distributors and dealers. Under the typical distribution arrangement, a distributor is given an exclusive right in a specific territory for SINGER® branded consumer sewing machines, and, in return, is required to purchase their product requirements from Singer. Normally, there are annual purchase targets for the distributor. The Company continually assesses its distribution arrangements and considers replacing distributors that are not meeting targets. In connection with the Chapter 11 reorganization of Old Singer, a number of unprofitable direct operations were converted to distributorships. Singer estimates that its unit market share, with sales

primarily through distributors, is approximately 16% in Western Europe and 30% in Latin America (excluding Brazil and Mexico).

Certain smaller distributors and dealers in Africa and the Middle East are serviced through Singer Africa Middle East Ltd., the Company's distribution and trading subsidiary, based in Amman, Jordan. Certain smaller distributors in Latin America are serviced through Singer Americas Trading S.A., the Company's Uruguayan distribution and trading subsidiary. Other distributors in the Americas, Asia and Europe are assisted by the above distribution companies, by adjacent Singer Sewing Operating Companies or by Singer Sourcing Limited, the Company's centralized Sewing sourcing operation.

In connection with the Chapter 11 reorganization, the former wholesale sewing machine distribution operation in Japan was wound up. The Company has entered into an exclusive, royalty-bearing licensing arrangement with an independent sewing machine manufacturer in Japan, who has been granted a license to manufacture and distribute sewing machines in Japan bearing the SINGER® name.

Singer also has royalty-bearing licensing arrangements with third party distributors covering sewing needles and other sewing notions in the United States and certain other countries.

Manufacturing and Sourcing

The Company's largest manufacturing operation is located in Campinas and Ceara, Brazil. The Brazil factories produced approximately 875,000 mechanical, zig-zag consumer sewing machines in 2003. Approximately 81% of production is exported, primarily to the United States and Europe. Certain types of sewing machine needles are also manufactured at a facility in Brazil. The Brazil manufacturing operation employs approximately 1,485 people.

Singer's other major manufacturing facility is located in Shanghai, China. The China factory produced approximately 90,000 cast iron, mechanical zig-zag and overlock sewing machines in 2003. The cast iron machines are exported mainly to Mexico and other developing country markets around the world, while the overlock machines are exported primarily to the United States and Europe. The Company also has small sewing machine factories in two other countries, which mainly supply the local market. In some cases where there are local efficiencies or tax or duty incentives, light assembly of certain models of sewing machines and the manufacture of sewing furniture is carried out by the local Retail Operating Companies.

While the Company manufactures a majority (approximately 70% in units in 2003) of the consumer sewing machines sold through its distribution network, Singer also sources consumer sewing machines meeting its specifications from various independent manufacturers in Asia. The Company also markets a range of artisan sewing machines and a limited range of relatively simple industrial sewing machines, which are also sourced from third party manufacturers.

This balance of manufacturing and sourcing gives Singer significant flexibility in meeting changing consumer tastes and demand with a relatively small fixed investment. Most sewing machine procurement, from both Singer facilities and from third party manufacturers, is managed centrally though Singer Sourcing Limited, the Company's sourcing operation. This operation administers most sales between the Singer factories and Singer Operating Companies, as well as outside distributors, increasing efficiency in the supply chain and allowing the Company to more easily monitor sales trends and adjust for changes in demand.

Background and Formation of the Company

The Reorganization Plan and Related Matters
Singer's operations and the SINGER® trademark were acquired from Old Singer pursuant to a Plan of Reorganization (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced in September 1999. The majority of the operations acquired by Singer under the Reorganization Plan did not, however, commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings.

Under the Reorganization Plan, which became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and substantially all of the Common Shares of the Company (the "Common Shares") were issued to the Singer Creditor Trust and were subsequently distributed to the holders of allowed general unsecured claims against Old Singer. With the exception of Mr. Stephen H. Goodman, the Chairman, President and Chief Executive Officer of the Company, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the directors of the Company were appointed by the Creditors' Committee of Old Singer in accordance with the Reorganization Plan.

In connection with the effectiveness of the Reorganization Plan, the Company implemented Fresh Start Reporting as of September 30, 2000.

The report of the Company's independent accountants for the twelve months ended December 31, 2003, includes a going concern qualification. Similar going concern qualifications were included in the audited accounts for the three months ended December 31, 2000 and for the twelve months ended December 31, 2001 and 2002. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with creditors under the credit facilities.

The Company believes that its Operating Companies have viable core businesses and that it has the potential to meaningfully improve operating and financial performance.

See also "The Reorganization Plan", "Fresh Start Reporting" and "Management's Plans" in Note 1 ("Business and Organization") and Note 10 ("Long-Term Debt") of the notes to consolidated financial statements included herein. See also Item 9 ("The Offer and Listing - Markets") for information relating to the distribution of the Company's Common Shares to holders of allowed unsecured claims of Old Singer and related matters.

Patents, Trademarks and Licenses

The Company owns a number of trademarks for its products, including the SINGER® trademark. The SINGER® trademark (and the value associated with it) is of great importance to the Company. As part of the Fresh Start Reporting implemented in connection with the Reorganization Plan, the Company valued the SINGER® trademark at $85.0 million based on an independent appraisal at that time. This valuation is reviewed at least annually to determine if there has been any impairment. The Company uses its trademarks directly, and indirectly through licensees, to identify and promote its and its licensees, products and services throughout the world. The Company owns or has licensed a number of patents, which the Company considers adequate for its business. Except for the SINGER® trademark, the Company does not consider any of its trademarks or patents to be material to the Company as a whole. The Company's interest in its trademarks and patents has been pledged to secure the Company's financing arrangement with the Bank of Nova Scotia. See "Nova Scotia Financing Agreement" in Note 10 ("Long-Term Debt") of the notes to consolidated financial statements included herein.

Advertising

For the year ended December 31, 2003, advertising expenditures were approximately $13.8 million, or approximately 4% of total revenues. For the year ended December 31, 2002, advertising expenditures were approximately $11.7 million, or approximately 3% of total revenues. The Company expects to increase its advertising expenditures in 2004. The method of advertising varies from country to country and includes in-store promotions, newspaper and magazine advertisements, television commercials, promotion of sporting events and promotions on game show programs, and incentive trips and awards. The level of local advertising expenditures varies depending on the local market. In addition to its direct advertising expenditures, the Company also supports the local advertising of its distributors, dealers and other merchants.

Competition

The Company experiences substantial competition in each of the markets in which it operates. The Singer Retail Operating Companies face competition from major national retailers in selected markets and from small, independent stores and dealers in all markets. The Company believes that the principal basis upon which its Retail Operating Companies compete are: service, including convenient location, availability of credit and after-market support; brand reputation; and product quality, reliability and price. The Company believes it possesses a competitive advantage in certain markets, particularly as compared with small, independent retailers and dealers, in its ability to offer installment credit for the purchase of consumer durables.

In the market for Sewing products, the Company experiences substantial competition, principally in the low and middle market segments from manufacturers in the Far East and in the high-end of the market from manufacturers in Europe and Japan. These manufacturers generally sell to independent dealers and distributors, and in certain markets, through mass merchants, mail-order houses and other forms of mass market distribution. The Company believes that the principal basis upon which it competes in the Sewing market segment are product features, brand reputation, quality and price. The Company believes it competes effectively in its geographic markets because of its reputation for innovation, quality and reliability, and its well-established distribution network.

Organizational Structure

Singer's significant Operating Companies are as follows:

Name	Country of Incorporation	Ownership Interest (%)
Singer Africa Middle East Ltd.	British Virgin Islands	100
Singer Americas Trading S.A	Uruguay	100
Singer Bangladesh Limited	Bangladesh	80
Singer do Brasil Industria e Comercio Ltda.	Brazil	100
Singer Canada Limited	Canada	100
Singer Czechoslovakia SPOL S.R.O.	Czech Republic	100
Singer India Limited	India	63
Singer Italia SpA	Italy	* 100
Singer Jamaica Limited	Jamaica	100
Singer Pakistan Limited	Pakistan	70
Singer Philippines Inc.	Philippines	100
Singer Sewing Company	USA	96
Singer (Shanghai) Sewing Machine Company Ltd.	China	90
Singer Sourcing Limited	British Virgin Islands	100
Singer (Sri Lanka) Limited	Sri Lanka	81
Singer Thailand Public Company Limited	Thailand	* 53
Sinmak Dikis Makinalari Sanayi Anonim Sirketi	Turkey	99

* At December 31, 2003 ownership interest in Singer Italia SpA and Singer Thailand Public Company Limited were both 52%. Subsequent to the year-end the Company acquired additional shares in these Operating Companies. See Note 23 ("Subsequent Event") of the notes to consolidated financial statements included herein.

Property, Plant and Equipment

Singer and its Operating Companies maintain management offices and manufacturing facilities in the following locations:

Management Offices –
Asia, Europe, Africa & Middle East

Dhaka, Bangladesh
Shanghai, China
Prague, Czech Republic
Copenhagen, Denmark
New Delhi, India
Jakarta, Indonesia
Milan, Italy
Amman, Jordan
Karachi, Pakistan
Manila, Philippines
Colombo, Sri Lanka
Bangkok, Thailand
Istanbul, Turkey
Ho Chi Minh City, Vietnam

Management Offices –
North & Central America, South America

Campinas, Brazil
Toronto, Canada
Kingston, Jamaica
Mexico City D.F., Mexico
LaVergne, Tennessee, USA

Manufacturing Facilities

Campinas, Brazil
Ceara, Brazil
Indaiatuba, Brazil
Shanghai, China

The manufacturing facilities listed above represent the principal owned and operated factories of the Company. The three Brazil facilities operated at near capacity output levels during 2003; the China facility operated with excess capacity. In addition, the Company owns or leases warehouse space and various smaller manufacturing or assembly facilities in various countries. A geographic summary of the principal Company owned manufacturing and assembly facilities, including related office, service and warehouse areas utilized by the Company is as follows:

	Principal Company Owned Facilities	
	Number of Facilities	Floor Space (000's of sq. ft.)
Americas	2	657
Asia, Europe, Africa & Middle East	27	999
	29	1,656

Certain manufacturing properties have been pledged as collateral against the related operations' bank borrowings. The Company's management considers its properties to be well maintained and believes its plant capacity is adequate for its current needs.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2003 and 2002 together with the Auditor's Report. See Item 18 ("Financial Statements"). Additional future-oriented information can also be found in Item 4 ("Information on the Company"). This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein, including without limitation in the other sections referred to in the "Cautionary Statement With Respect to Forward-Looking Statements".

Management Discussion and Analysis

Overview

Twelve Months Ended December 31, 2003 and 2002

During the year ended December 31, 2003, the Company entered into several significant transactions intended to strengthen the Company and improve liquidity during the year and into the future.

These transactions were:

- In January 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation ("PBGC") to purchase all 40 Preferred A Shares of the Company for $3.8 million. This transaction was closed in December 2003.

- In March 2003, Singer U.S. successfully refinanced the Singer Sewing Credit facility.

- In July 2003, the Company concluded the placement with a private investment fund of a 43.2% minority equity interest in the Company's Asia Retail operations for $30.0 million.

- In July 2003, the Company sold Singer Guyana for consideration of $1.6 million.

- In September 2003, the Company sold its equity interest in the parent company of Singer Mexico and as a result exited the loss-making Retail and finance business in Mexico. A new company in Mexico has been formed to carry on the wholesale sewing business.

- In October 2003, Singer Asia acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its holdings in that company to 52.1%. This resulted in Singer Thailand's operations being consolidated in Singer N.V.'s operations, effective, as of that date.

- In December 2003, Singer Turkey sold its factory, land and building for $11.0 million, with the proceeds going to its principal lenders in payment of the principal and interest due in September and December 2003 and the payments that are due March 2004 through December 2004.

Results of Operations

For the twelve months ended December 31, 2003, the Company reported consolidated revenues of $382.8 million as compared to $337.7 million for the twelve months of 2002, an increase of $45.1 million or 13.4%. The increase in revenues was primarily due to the inclusion of Thailand's results in the Company's results for the last nine weeks of the year, which totaled $19.9 million, coupled with strong retail sales performances in Sri Lanka and Pakistan, and strong growth in sewing marketing sales in the United States, Italy and Canada. These sales increases were partially offset by weaker retail sales in Bangladesh and Philippines and weaker sewing sales in Brazil.

The Company's consolidated revenues for the full year 2003 include $17.8 million of finance charges on consumer credit sales and $5.8 million of royalty and licensing income; the corresponding amounts for the full year 2002 were $12.3 million and $5.7 million, respectively. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the last nine weeks of the year along with increased finance charges in Sri Lanka due to their strong retail sales.

Gross profit for the twelve months ended December 31, 2003 was $140.0 million, representing a gross margin of 36.6%, as compared to $130.1 million and a gross margin of 38.5% for the same period in 2002. The decrease in the gross margin percentage was primarily due to lower margins in the Company's manufacturing operations due to the strengthening of the Brazilian Real against the U.S. dollar. Also contributing to the drop was a decline in the gross margin percentage in the Company's Retail segment due to the introduction of new products with lower margins along with lower margins in Singer U.S. due to a shift in sales mix between dealers and mass merchants.

Selling and administrative expenses for the twelve months ended December 31, 2003 were $106.6 million, representing 27.8% of revenues, as compared to $93.6 million and 27.7% of revenues for the same period in 2002.

Operating income for the twelve-month period of 2003 and of 2002 was $33.4 million and $36.5 million, respectively, while EBITDA was $31.5 million and $47.9 million, respectively. The loss from operations in Mexico Retail during 2003 was responsible for the large decline in EBITDA.

The Retail operations (including Thailand for the full year) accounted for 49% of Singer's revenues for the twelve-month period and for 43% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the period include the Retail businesses in Thailand and Sri Lanka. The comparable figures for the 2002 period were 49% of Singer's revenue and 40% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 51% of Singer's revenues for the twelve-month period and for 57% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the 2002 period were 51% of Singer's revenue and 60% of operating earnings.

Interest expense for the twelve-month period ended December 31, 2003 was $19.2 million. Interest expense incurred by the Operating Companies during the period totaled $15.9 million, while Corporate interest expense in the period was $3.3 million. Interest expense for the twelve-month period ended December 31, 2002 was $20.6 million. Interest expense incurred by the Operating Companies during the 2002 period totaled $16.5 million, while Corporate interest expense in the period was $4.1 million. The $0.6 million decrease in interest expense incurred by the Operating Companies was primarily due to lower interest rates, while the $0.8 million decrease in Corporate interest expense was due both to a reduction in borrowings under the Nova Scotia Financial Agreement and lower interest rates.

Equity in earnings from Operating Affiliates totaled $5.8 million during the twelve-month period ended December 31, 2003 as compared to $4.2 million for the same period in 2002. The $1.6 million increase is primarily due to higher profitability from an Operating Affiliate in Sri Lanka.

In September 2003, the Company sold its equity interest in the parent company of Singer Mexico and, as a result, exited the Retail and finance business in Mexico. During the second quarter of 2002, Singer Greece was sold to a third party buyer. In accordance with SFAS No. 144, the Company has recorded these transactions as a sale of discontinued operations and accordingly recorded a net loss from discontinued operations of $19.6 million and $1.7 million for the years ended December 31, 2003 and 2002, respectively.

Miscellaneous other income was $9.0 million in the full year 2003 as compared to other income of $3.7 million for the same period in 2002. The increase in other income for the year was due to $19.9 million of gains in Singer Brazil related to a revaluation of the Brazil B Bonds of $6.7 million and the reversal of tax accruals totaling $13.2 million due to favorable court rulings. In addition, there was a $4.3 million gain in the estimated recovery on receivables from a former subsidiary that is in liquidation, a $2.7 million gain recognized by Singer U.S. as a result of the successful refinancing of their debt and a $1.6 million gain on the sale of land in Indonesia. These gains were partially offset by the $13.9 million loss recorded as a result of the sale of 43.2% of Singer Asia, which included $10.9 million of goodwill that was allocated to this reporting segment, and a $5.6 million loss on the sale of land and buildings in Turkey.

Provision for income taxes amounted to $5.3 million representing an 18.2% effective tax provision in the twelve-month period ended December 31, 2003, as compared to $3.3 million and a 14.1% provision for the same period in 2002. The higher effective tax rate in 2003 is primarily due to increased income in higher tax jurisdictions and also contributing was a favorable tax assessment in 2002 for Bangladesh. The minority interest share in income was $3.4 million for the year ended 2003 compared to $1.3 million for the same period in 2002. This increase reflects the 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003.

Income from continuing operations for the year ended 2003 was $20.3 million; a $1.2 million or 6.3% increase over the $19.1 million recorded in the same period in 2002.

The Company's net income for the twelve-month period of 2003 was $0.7 million as compared to $17.4 million for the same period in 2002. The $16.7 million decline from prior year was due primarily to the $19.6 million loss from the discontinued operations in Mexico.

During the first quarter of 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all of the issued and outstanding Preferred Shares of the Company for $3.8 million. Payments were made throughout 2003; the final payment was made on December 31, 2003.

Dividends on the Series A Convertible Preferred Shares equal to 4% per annum, calculated on the shares' $20.0 million liquidation preference, amounted to $0.6 million in the nine-month period to September 2003; the shares were reclassified as Preferred Treasury Shares during the fourth quarter. Dividends for the twelve-month period ended December 31, 2002, amounted to $0.8 million. This dividend was cumulative and was accrued but not paid. An additional amount of $0.2 million and $0.3 million for the 2003 and 2002 periods, respectively, was accrued representing the accretion in the value of the Preferred Shares.

The net loss available to Common Shares was $0.1 million, equivalent to basic loss per Common Share of $0.01, for the twelve months ended December 31, 2003, as compared to net income available to Common Shares of $16.3 million, equivalent to basic earnings per common share of $2.01, for the same period in 2002.

Three Months Ended December 31, 2003 and 2002

For the fourth quarter ended December 31, 2003, the Company reported consolidated revenues of $134.8 million as compared to $96.1 million for the fourth quarter of 2002, an increase of $38.7 million or 40.2%. The increase in revenues was primarily due to the inclusion of Thailand's results in the Company's results for the last nine weeks of the year, which totaled $19.9 million, coupled with strong retail sales performances in Sri Lanka and Pakistan, and strong growth in sewing marketing sales in the United States, Italy and Turkey. These sales increases were partially offset by weaker retail sales in Bangladesh, Philippines and India.

The Company's revenues for the fourth quarter of 2003 included $7.3 million of finance charges on consumer credit sales and $1.6 million of royalty and licensing income; the corresponding amounts for the fourth quarter of 2002 were $3.2 million and $1.6 million, respectively. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the last nine weeks of the year along with increased finance charges in Sri Lanka due to their strong retail sales.

Gross profit for the three months ended December 31, 2003 was $48.2 million, representing a gross margin of 35.8%, as compared to $37.7 million and a gross margin of 39.2% for the same period in 2002. The decrease in the gross margin percentage was primarily due to lower margins in the Company's manufacturing operations due to the strengthening of the Brazilian Real against the U.S. dollar and a shift in sales mix towards lower gross margin sewing machines. Also contributing was a decline in the gross margin percentage in the Company's Retail segment due to the introduction of new products with lower margins.

Selling and administrative expenses for the three months ended December 31, 2003 were $35.2 million, representing 26.1% of revenues, as compared to $25.5 million and 26.5% of revenues for the same period in 2002. The improvement as a percentage of revenue was primarily due to the booking in the fourth quarter of 2002 of a large accounts receivable reserve associated with a significant sewing distributor.

Operating income for the 2003 and 2002 quarters was $13.0 million and $12.2 million, respectively, while EBITDA was $28.6 million and $15.3 million, respectively. The increase in EBITDA in the quarter was primarily due to the increase in other income.

The Retail operations (including Thailand for the full quarter) accounted for 43% of Singer's revenues for the 2003 fourth quarter, and for 24% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the period include the Retail businesses in Thailand and Sri Lanka. The comparable figures for the fourth quarter of 2002 were 47% of Singer's revenue and 33% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 57% of Singer's revenues for the 2003 fourth quarter and for 76% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States, Brazil and Italy were major contributors to this segment. The comparable figures for the fourth quarter of 2002 were 53% of Singer's revenue and 67% of operating earnings.

Interest expense for the three-month period ended December 31, 2003 was $4.7 million. Interest expense incurred by the Operating Companies during the period totaled $4.0 million, while Corporate interest expense in the period was $0.7 million. Interest expense for the three-month period ended December 31, 2002 was $5.5 million. Interest expense incurred by the Operating Companies during the 2002 period totaled $4.5 million, while Corporate interest expense in the period was $1.0 million. The $0.5 million decrease in interest expense incurred by the Operating Companies was primarily due to lower interest rates, while the $0.3 million decrease in Corporate interest expense was due both to a reduction in borrowings under the Nova Scotia Financing Agreement and lower interest rates.

Equity in earnings from Operating Affiliates totaled $1.3 million during the three-month period ended December 31, 2003 as compared to $1.7 million for the same period in 2002. The $0.4 million decrease is due to the fact that Singer Thailand was accounted for as an equity investment in the fourth quarter of 2002 while in most of the 2003 fourth quarter Thailand was included in the Company's consolidated results. This was partially offset by higher profitability from an operating affiliate in Sri Lanka.

Miscellaneous other income was $13.9 million the three-month period ended December 31, 2003 as compared to other income of $0.4 million for the same period in 2002. The increase in other income for the quarter was due to $17.8 million of gains in Singer Brazil related to the revaluation of the Brazil B Bonds by $6.7 million and the reversal of tax accruals totaling $11.2 million due to favorable court rulings. There was also a $1.6 million gain on the sale of land in Indonesia. These gains were partially offset by a $5.6 million loss on the sale of land and buildings in Turkey.

Provision for income taxes amounted to $1.9 million representing an 8.0% effective tax provision in the three-month period ended December 31, 2003, as compared to a $0.1 million benefit for the same period in 2002. The lower effective tax rate in 2002 is primarily due to higher income from affiliates which is net of taxes, the utilization of tax loss carry forwards by certain subsidiaries that are currently profitable and a reduction in the deferred tax liability in Mexico. The low 8.0% effective tax provision in the 2003 fourth quarter as compared to the full year 2003 effective tax rate is primarily due to the non-taxable gains relating to the Brazil operations that were recorded in other income in the quarter.

Minority interest share in income was $1.7 million for the 2003 fourth quarter compared to $0.4 million for the same period in 2002. This increase reflects the 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003.

The Company's net income for the fourth quarter of 2003 was $20.5 million as compared to $8.2 million for the same period in 2002. The $12.3 million increase from prior year is primarily due to the other income booked in the quarter.

Dividends on the Series A Convertible Preferred Shares equal to 4% per annum, calculated on the shares' $20.0 million liquidation preference, amounted to nil for the three-month period ended December 31, 2003 and $0.2 million for the three-month period ended December 31, 2002. This dividend was cumulative and was accrued but not paid. An additional amount of nil and $0.1 million for the 2003 and 2002 three-month periods, respectively, was accrued representing the accretion in the value of the Preferred Shares. No dividend was accrued in the 2003 quarter as the Preferred Shares were reclassified as Preferred Treasury Shares during the quarter.

The net income available to Common Shares was $20.4 million for the three months ended December 31, 2003 as compared to net income available to Common Shares of $8.0 million for the same period in 2002. This is equivalent to basic earnings per Common Shares of $2.60 and $0.99, respectively.

Liquidity and Capital Resources

Twelve Months Ended December 31, 2003 and 2002

For the twelve months ended December 31, 2003, Singer had a net cash outflow from operations of $4.8 million primarily due to other non-cash gains, gain on sale of discontinued operations and extinguishments of debt totaling $43.1 million, which was partially offset by loss from sale of minority interest of $13.9 million, increase in provision for doubtful accounts of $14.3 million and depreciation and amortization of $6.3 million. The $24.3 million of other non-cash gains is due to $19.9 million of non-cash gains in Singer Brazil related to the revaluation of Brazil B Bonds of $6.7 million and the reversal of tax accruals totaling $13.2 million due to favorable court rulings. There was also a $4.3 million non-cash gain in the estimated recovery on receivables from a former subsidiary that is in liquidation. Net working capital requirements used $2.4 million of cash due to increase in accounts receivable and prepaid expenses offset by a decrease in inventory combined with an increase in accounts payable and accrued expenses. Capital expenditures for the year were $4.5 million while proceeds on disposals of property, plant and equipment and from the sale of business were $13.6 million and $0.3 million, respectively. Cash proceeds of $30.0 million were received in the third quarter from the sale and private placement of a minority interest in Singer Asia. Decrease in notes and loans were $10.6 million, while repayments of long-term debt were $16.6 million. Repayments included $13.8 million under the Nova Scotia Financing Agreement and a

$2.3 million term loan in Thailand. New long-term debt of $13.5 million consists primarily of new term loans in Thailand totaling $6.3 million and Singer U.S. totaling $4.0 million. The net effect was an increase in cash and equivalents of $14.0 million to $27.6 million at December 31, 2003.

For the twelve months ended December 31, 2002, Singer had a net cash inflow from operations of $22.9 million primarily due to the positive contribution from earnings and depreciation and amortization of $24.0 million, and an increase in provision for doubtful account of $9.7 million which was partially offset by foreign exchange gain and gain on disposal of property, plant and equipment. Net working capital requirements used $6.1 million of cash due to an increase in accounts receivable offset by decreases in inventory and prepaid expenses combined with an increase in accounts payable and accrued expenses. Capital expenditures for the year were $7.2 million while proceeds on disposals of property, plant and equipment and proceeds from sale of discontinued operations totaled $1.0 million and $1.3 million, respectively. Decrease in notes and loans were $4.1 million, while repayments of long-term debt were $21.0 million. Repayments included $7.5 million under the Nova Scotia Financing Agreement, $5.2 million under the Singer Sewing Credit Agreement and $6.5 million for the Brazil Banco Unibanco loan. New long-term debt of $6.4 million was primarily new debentures and loans in Sri Lanka totaling $5.9 million. The net effect was a decrease in cash and equivalents of $1.4 million to $13.5 million at December 31, 2002.

As of December 31, 2003, Singer had net working capital of $64.2 million compared to net working capital of $40.7 million as of December 31, 2002. The $23.5 million increase in the Company's working capital position was primarily due to the consolidation of Singer Thailand which improved the consolidated working capital position by $32.4 million, along with an increase of approximately $8.3 million in cash and cash equivalents due to the private placement of a minority interest in Singer Asia. These favorable contributions were partially offset by the $21.4 million reclassification in Singer U.S. debt from long-term debt to notes and loans payable.

The financing agreement entered into between the Company, and the Bank of Nova Scotia contains certain covenants and places certain restrictions upon the Company. Under the more restrictive of these requirements, the borrower must observe certain specified financial covenants including minimum quarterly EBITDA as defined in the financing agreement. The Company and the Bank of Nova Scotia have agreed to certain modifications in the financial covenants in the Nova Scotia Financing Agreement to accommodate the significant loss in Mexico during the first nine months of the year and the sale and private placement of a minority equity interest in Singer Asia. The payments to the Bank of Nova Scotia were restructured to require an additional payment of $11.3 million upon the closing of the Singer Asia Transaction, which occurred during the third quarter of 2003. This payment is in addition to the payment of $2.5 million made on December 31, 2003 and a further $2.5 million due on June 30, 2004. A final payment of $26.3 million is due December 31, 2004.

As of December 31, 2003, the Company was in compliance with all of the Nova Scotia Financing Agreement covenants and restrictions, as amended.

On March 31, 2003, Singer U.S. successfully refinanced their lending facility. The refinancing resulted in a one-time gain of $2.7 million reflecting a reduction on the pay out of the existing borrowings. The new financing includes a revolving line of credit facility, with one lender, with borrowing base limitations based on a formula tied to receivables and inventories to a maximum of $25.0 million. The facility bears interest at LIBOR plus 3.25% and will mature in five years. The balance outstanding on this facility at December 31, 2003 was $21.4 million. The second facility, with a second lender, is a $4.0 million subordinated term loan that will mature in three years, bearing interest at 18% per annum. Two thirds of

the annual interest (12% per annum) is payable monthly in arrears, while one third of the interest (6% per annum) is accrued annually and is payable at the maturity of the term loan. Additionally, the term loan requires a 4% royalty payment to be made on sales above $60.0 million in the year with the highest sales during the term of the loan; the royalty payment is payable at the maturity of the term loan.
As of June 30, 2003, Singer U.S. was in breach of certain financial covenants with respect to the revolving line of credit facility. As of August 31, 2003, the lender under that facility agreed to waive all prior breaches and to amend certain financial covenants for the remainder of 2003. The modifications also included changes to the borrowing base limitations which allows Singer U.S. to borrow a greater amount under this facility during peak periods. As of November 30, 2003, Singer U.S. was in breach of certain financial covenants with respect to the revolving line of credit facility. As of December 31, 2003, the lender has agreed to waive all prior breaches.

As of September 30, 2003, Sinmak was in arrears on its quarterly principal and interest payments of $1.6 million that were due on September 12, 2003 under the Omnibus Agreement facility. On December 31, 2003, Sinmak signed a sale agreement with its Turkish lenders to sell its factory, land and building for $11.0 million, with the proceeds going to the Turkish lenders in payment for the installments that were due in September and December 2003 and the future installment payments that are due on March 12, 2004 through to December 12, 2004.

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note. The promissory note was paid in full as of December 31, 2003 and the Preferred A Shares have been classified as Preferred Treasury Shares.

As of December 31, 2003, Singer's liquidity position was tight. The Company's available short-term lines of credit and corresponding amounts utilized at December 31, 2003, as reflected in the Company's balance sheet, are indicated below:

(000's)	Available Line	Utilized
Thailand	$ 31,225	$ 12,884
Sri Lanka	29,246	17,965
United States	21,356	21,356
India	7,686	7,942
Italy	7,545	4,129
Pakistan	5,303	2,568
Bangladesh	3,773	691
Brazil	1,492	1,492
Other	9,571	9,148
Total	$ 117,197	$ 78,175

While the above table indicates $39.0 million in available facilities, these facilities are in specific locations and are not generally available to provide liquidity in other locations. Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control.

The following table summarizes Singer's contractual obligations and major commitments:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long-term debt (Note 10)	$ 114,993	$ 52,417	$ 44,109	$ 18,467	-
Minimum rental payments required under operating leases (Note 13)	4,839	1,894	1,839	1,106	-

The Company believes that its Operating Companies have viable core businesses and that the Company has the potential to meaningfully improve operating and financial performance in 2004 and beyond and to achieve its minimum-operating plan. The Company's plans include efforts during 2004 to arrange additional financing facilities in several of its operating units. The Company is also considering the sale of all or part of certain continuing operations where the proceeds from such sales would meaningfully improve the Company's liquidity position.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company is a new corporate entity arising from a Plan of Reorganization adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code which became effective on September 14, 2000. Continuation of the Company's business is dependent on its ability to achieve successful future operations. Also, as more fully discussed in Note 10 to the financial statements, the Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2004, 2005, and later years. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Accounting Policies

The significant accounting policies used by the Company in preparing its consolidated financing statements are described in Note 2 ("Summary of Significant Accounting Policies") of the consolidated financial statements included herein, and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those financial statements. The Company's financial statements and accompanying notes are prepared in accordance with general accepted accounting principles in the United States.

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates are based on management's application of accounting policies, historical experience and assumptions that are believed to be reasonable.

Although all of the policies identified in Note 2 to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of management judgements and estimates.

Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The Company records an allowance for doubtful accounts to reflect management's best estimate of losses inherent in its accounts receivable as of the balance sheet dates. Bad debt reserves on trade receivables are established based on an aging of past due trade accounts receivables ranging from 20% on trade receivables that are more than 90 days past due to 100% on trade receivables that are more than 180 days past due. Bad debt reserves on installment receivables are established based on an aging of past due installment accounts receivable ranging from 50% on installment receivables that are more than 60 days past due to 100% on installment receivables that are more than 120 days past due. Where the Company is aware of a customer's inability to meet its financial obligations, it specifically reserves for the potential bad debt to reduce the receivable to the amount it reasonably believes will be collected. Management believes that the allowance for doubtful accounts is adequate to cover anticipated losses in the reported accounts receivable under current conditions; however, significant changes in circumstances such as higher than expected defaults, an unexpected material adverse change in a customer's ability to meet its financial obligations or in the overall health of the economy, could materially change these expectations.

Intangible Assets

Goodwill and other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on an approved business plan. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows due to unforeseen changes in business conditions or assumptions could negatively affect the valuations.

Income Taxes and Tax Asset Valuation

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an operating company's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position or its results of operations.

In establishing the appropriate valuation allowance for tax loss carry forwards, all available evidence, both positive and negative, is considered. Information on historical results is supplemented by all currently available information on future years, as realization of tax loss carry forwards is dependent on each operating company generating sufficient taxable income prior to expiration of the loss carry forwards. Although realization is not assured, management believes, judging from an approved business plan, it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets which is considered realizable, however, could change if estimates of future taxable income during the carry forward period are changed.

Revenue Recognition

Revenues from sales, net of estimated returns, are recognized when products are delivered to customers and services performed. Singer's Retail operating companies offer financing to assist customers in their acquisition of consumer products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Retail operating companies record the total lease receivable, net of unearned income. Finance charges on installment sales are recognized using the interest method over the term of the lease. The interest rates charged on installment sales are based on customary financing terms in each country in which Singer offers installment credit.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil. The amounts spent on research and development in the years ended December 31, 2003 and 2002 were not material. The Company is able to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines by working closely with third party manufacturers who supply the Company with product. The Company plans to establish a new sewing machine research and development center in Shanghai in 2004.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the years ended December 31, 2003 and 2002.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 effective January 1, 2002. The sale of Singer A.E.E. Home Appliances, the Company's operating subsidiary in Greece ("Singer Greece"), in May 2002 and the sale of Singer Mexico's Retail and finance business in September 2003 have been recorded as discontinued operations.

In July 2002, the FASB released SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities. These costs are on-time termination benefits, contract termination benefits, and other associated costs. The statement is effective for exit and disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires companies to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" and in December 2003 issued FIN 46R, an amendment of FIN 46. FIN46R establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIE's must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE, as well as their maximum exposure to losses as a result of involvement with a VIE. FIN 46R will be effective for the Company for fiscal years beginning after December 31, 2003 for VIE's created before February 1, 2003, but is effective immediately for VIE's created after January 31, 2003. The implementation of FIN 46R did not have an impact on the consolidated financial statements of the Company as no VIE's were created after January 31, 2003. The Company is currently evaluating the provisions of FIN 46R as it relates to VIE's created before February 1, 2003 and has not yet determined the possible impact on its 2004 consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which provides standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is generally effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information regarding the officers and directors of the Company as of December 31, 2003:

Name	Age	Position
Stephen H. Goodman	59	Chairman of the Board, President and Chief Executive Officer; Director
Phillip Watson	63	Executive Vice President, General Counsel and Secretary
James P. Kelly	55	Vice President (Singer Asia)
Rainer Moser	59	Vice President (Sewing Marketing)
Kamal Shah	63	Vice President (West Asia and Caribbean Retail)
Robert S. Turnbull	58	Vice President (Sewing Manufacturing)
John P. Cannon	41	Vice President, Treasurer
James Rehus	52	Vice President, Controller and Chief Accounting Officer
Paul Chin	44	Assistant Controller
John Nashmi	36	Assistant Controller
Antonio Costa	61	Director
Alex Johnston	39	Director
Stewart M. Kasen	64	Director
William C. Langley	65	Director
Malcolm J. Matthews	63	Director
Saroj K. Poddar	58	Director
Joseph A. Pollicino	64	Director
Ian A. Skeggs	54	Director

Stephen H. Goodman. Mr. Goodman was appointed Chairman, President and Chief Executive Officer of Singer N.V. and a Director effective September 2000. From the beginning of 1998 through that date, he was President and Chief Executive Officer and a Director of Old Singer. Prior to joining Old Singer, Mr. Goodman was a Managing Director of Bankers Trust Company. Mr. Goodman is also a Director of Emerson Radio Corp.

Phillip Watson. Mr. Watson was appointed to his present position with Singer N.V. effective September 2000. From September 1999 to such date he was General Counsel of Old Singer. Before that, Mr. Watson was Group Counsel for the Akai Group, which held a controlling interest in Old Singer.

James P. Kelly. Mr. Kelly was appointed to his present position with Singer N.V. effective January 2001. From September 2000 to that date, he was Vice President, East Asia, responsible for specific Retail and Sewing markets in Asia. From May 1999 to September 2000, he was Vice President of Old Singer, responsible for these markets. Prior to joining Old Singer, Mr. Kelly had been associated with Inchcape plc, most recently as Regional Director, Southeast Asia.

Rainer Moser. Mr. Moser was appointed to his present position with Singer N.V. effective January 2001. From October 2000 to that date, he was Vice President, Europe, responsible for the Sewing markets in Europe. Prior to joining Singer, Mr. Moser had been associated with Pfaff, the German sewing machine manufacturer and a subsidiary of Old Singer which filed for bankruptcy in September 1999, most recently as Vice President Consumer Sewing.

Kamal Shah. Mr. Shah was appointed to his present position with Singer N.V. effective January 2001. From September 2000 to that date, he was Vice President, West Asia, responsible for specific Retail and Sewing markets in Asia. Prior to that time he was Vice President of Old Singer, responsible for these markets.

Robert S. Turnbull. Mr. Turnbull was appointed to his present position with Singer N.V. effective September 2000. Prior to that time he was Vice President of Old Singer, responsible for Manufacturing worldwide.

John P. Cannon. Mr. Cannon was appointed to his present position with Singer N.V. effective October 2000. Prior to that time, Mr. Cannon held a number of positions with Bankers Trust Company and J.P. Morgan in the United States and Asia, with experience in derivatives/risk management, debt restructuring, asset finance, corporate finance and mergers and acquisitions.

James Rehus. Mr. Rehus was appointed to his present position with Singer N.V. effective September 2001. Prior to joining Singer, Mr. Rehus held a number of positions in both the United States and Canada with American Greetings Corporation, a U.S. public company. Mr. Rehus's most recent position was as Chief Financial Officer of Carlton Cards Limited, the Canadian subsidiary of American Greetings.

Paul Chin. Mr. Chin was appointed to his present position with Singer N.V. effective September 2000. From September 1999 to that date he was Assistant Controller of Old Singer. Prior to September 1999, Mr. Chin held a number of positions in the Controller's office of Old Singer.

John Nashmi. Mr. Nashmi was appointed to his present position with Singer N.V. effective August 2001. Prior to joining Singer, Mr. Nashmi held financial positions in various companies, most recently as Chief Financial Officer of Hitcom Corporation, a U.S. public company.

Antonio Costa. Mr. Costa is currently the President and a Director of Singer Produtos Electricos S.A. ("Singer Produtos") and an Officer and Director of its various affiliated companies. Singer Produtos and certain of its affiliates, which operate a consumer products distribution business in Portugal and Spain, were acquired from Old Singer in September 2000 by a Portuguese investor group in which Mr. Costa holds a minority equity interest. Prior to the acquisition, Mr. Costa was Vice President, Europe, of Old Singer and was an Officer and Director of various Singer companies in Europe. Mr. Costa was appointed a Director of the Company in August 2001.

Alex Johnston. Mr. Johnston is a founder director of Freud Communications, the largest consumer public relations agency in the United Kingdom, where he specializes in global brand strategy. For many years, Mr. Johnston was the agency's New Business and Creative Director; more recently he has focused on his role as Executive Director of Freud Networks – the venture capital offshoot of Freud Communications. Mr. Johnston was appointed a Director of the Company in September 2000.

Stewart M. Kasen. Mr. Kasen is the Director, President and Chief Executive Officer of S&K Famous Brands, Inc. From September 2001 to April 2002, he served as President of Schwarzschild Jewelers. Mr. Kasen also has served as the Chairman, President and Chief Executive Officer of Factory Card Outlet Corp. and Best Products, Co., Inc., as well as President and Chief Executive Officer of Emporium-Capwell Co., and Thalhimer Bros. Co., Inc. Currently, Mr. Kasen serves on the boards of Markel Corp., K2 Inc., Gordmans, and Department 56. Mr. Kasen was appointed a Director of the Company in September 2000.

William C. Langley. Mr. Langley was employed by J.P. Morgan Chase & Co. from 1961 through 1996, serving as Chief Credit and Risk Policy Officer from 1990 to 1996. Since his retirement, Mr. Langley has served as a Director of Seven-Up Bottling Company of Southern California, Morrison Knudsen Corporation and Chase Preferred Capital Corporation and has completed various consulting assignments. He is currently a Director of Imperial Home Decor Group and Reorganized DTN Holding Company, LLC. Mr. Langley was appointed a Director of the Company in September 2000.

Malcolm J. Matthews. Mr. Matthews is currently a member of the Board of Directors and a consultant to TAL Apparel Ltd., a multi-national garment manufacturer. Mr. Matthews served as a consultant to Old Singer during late 1999 and early 2000, managing the program to identify new third party suppliers of sewing machines. He is the former Managing Director/Chief Executive Officer of the Hong Kong & China Gas Company, a Hong Kong public utility. Mr. Matthews has also been deputy Chairman of the Federation of Hong Kong Industries and President of the Hong Kong Institution of Engineers. Mr. Matthews was appointed a Director of the Company in September 2000.

Saroj K. Poddar. Mr. Poddar currently serves as the non-executive Chairman of Singer India Limited, an Indian public company in which Singer owns 63% of the equity. Mr. Poddar also currently serves as Chairman of the Board of Poddar Heritage Enterprises, Gillette India Limited (a joint venture between the Gillette Co. of U.S.A. and Poddar Heritage Enterprises), Alstom Limited, Sri Vishnu Cements Ltd., Simon India Limited and as Vice Chairman of Texmaco Limited. He is also a member of the Board of Directors of certain affiliates of Poddar Heritage, Gillette and Alstom, as well as a member of the Board of Chambal Fertilisers & Chemicals Ltd., Essar Shipping Limited, Rosenbluth Lionel India Limited, Zuari Industries Limited, Zuari Cement Limited, Indo Maroc Phosphore S.A. Morocco, Coltrane Corporation Limited, Calcutta Tramways Co. Ltd., Globalware Holding Limited, and Planon Group Limited. Mr. Poddar is the President of All India Organization of Employers for the year 2004 and is the Vice President of Federation of Indian Chambers and Industry. Mr. Poddar was appointed a Director of Singer N.V. in September 2000.

Joseph A. Pollicino. Prior to Mr. Pollicino's retirement, he served as a Director of CIT from August 1986 and Vice Chairman of its Board of Directors and Chief Risk Officer from December 1989. Prior to December 1989, Mr. Pollicino held a number of executive positions at CIT and at Manufacturers Hanover Corporation, where he had been employed since 1957. Mr. Pollicino was appointed a Director of the Company in September 2000.

Ian A. Skeggs. Mr. Skeggs is currently a Director of Sime Darby Motor Holdings Limited and a Director of Hawk Holdings Limited. Mr. Skeggs has served as a Director of Inchcape Pacific, Inchroy Credit Corporation and Inchcape Marketing, and as Vice Chairman of the Motor Transport Company of Guangdong & Hong Kong Ltd. and Vice Chairman of Nanjing Hongkong Changjiang Co. Ltd. In positions at Inchcape Motors International, Mr. Skeggs has served as Regional Director, Middle East &

Asia Pacific, Chief Executive for Inchcape Motors Hong Kong and Chief Executive for Mazda Hong Kong. Mr. Skeggs was appointed a Director of the Company in September 2000.

Compensation

An aggregate of approximately $3.9 million in compensation, including salary and bonus, was paid by the Company to all of its directors and senior management as a group (18 persons) in the year ended December 31, 2003. Such amount does not include amounts expended by the Company for automobiles made available to senior management or expenses (including business travel, professional and business association dues and expenses) reimbursed to directors and senior management.

The Company adopted a short-term bonus plan for 2003 (the "2003 Incentive Plan") which provided for cash awards to be paid in 2004 to selected employees, with the amount of such awards being based on an assessment of the participants' and their business units' contribution towards achieving the Company's objectives for the year, with the total amount of all awards limited by a formula tied to the Company's actual 2003 net income achieved.

Employees eligible to participate in the 2003 Incentive Plan include corporate officers (other than the Company's President and Chief Executive Officer), general managers of business units, and key managers. Individual awards cannot exceed 70% of base salary. Awards to participants reporting directly to the Company's President and Chief Executive Officer are subject to review by the Compensation Committee. Approximately $0.7 million in bonuses are being distributed under the 2003 Incentive Plan.

The independent members of the Board of Directors of the Company have approved a similar type bonus plan for 2004 (the "2004 Incentive Plan"). Under the 2004 Incentive Plan, a field manager's award can range up to 70% of base salary.

The bonus for the Company's President and Chief Executive Officer is determined pursuant to a formula tied to Singer's net income. The formula is set out in Mr. Goodman's employment agreement, initially negotiated and approved by the Creditors' Committee of Old Singer and subsequently extended and amended by action of the independent members of the Company's Board of Directors.

The Company does not have a pension plan for its Corporate officers. Singer maintains a 401(K) profit sharing plan for eligible U.S. employees. The principal features of the plan permit eligible employees to contribute their own monies on a pre-tax basis up to 15% of base salary in accordance with section 401(K) of the Internal Revenue Code. For the year ended December 31, 2003, the Company provided a voluntary employer contribution of 6% of the employees' base salary. The Company paid $0.4 million and $0.2 million in respect of such employer contributions for the years ended December 31, 2003 and 2002, respectively. For the year 2004, the Company is providing a voluntary employer contribution of 3% of the employees' base salary.

Under the terms of Mr. Goodman's extended and amended employment agreement, the Company is obligated at certain dates to purchase annuity contracts in Mr. Goodman's name. A contract with a surrender value at age of 65 of $0.1 million was purchased in 2003. No contracts were purchased in 2002.

Board Practices

All but one of the members of the Board of Directors of the Company were appointed at the time of the effectiveness of the Reorganization Plan in September 2000. The full Board is composed of nine directors, consisting of two Class I directors, five Class II directors and two Class III directors. Class I directors were to serve until the first shareholders' meeting held after the first anniversary of the effective date, Class II until the first shareholders' meeting after the second anniversary and Class III until the first shareholders meeting after the third anniversary. Thereafter, and subject to the right of the Company to amend its articles and bylaws and subject to election by shareholder vote, directors will serve three year terms, regardless of Class. Two of the Class I directors, three of the Class II directors and one of the Class III directors were appointed by the Creditors' Committee of Old Singer in accordance with the Reorganization Plan. The remaining two Class II directors were appointed by Mr. Goodman and Mr. Goodman was appointed as the second Class III director. One of the Class II directors originally appointed by Mr. Goodman resigned due to newly assumed personal responsibilities, and Mr. Costa was appointed as his replacement in August 2001. At the shareholders' meeting of the Company held September 22, 2003, Messrs. Stephen H. Goodman and William C. Langley were re-appointed as Class III Directors, each to serve for a term expiring at the conclusion of the 2006 annual shareholders meeting.

None of the current directors, other than Mr. Goodman, is an officer of the Company. The Company does not have directors' service agreements other than an agreement between Mr. Poddar and the Company relating to the provision by Mr. Poddar of consulting services to the Company in India.

Messrs. Langley (Chairman), Pollicino and Kasen are members of the Audit Committee of the Board of Directors, which is authorized to act on behalf of the Board in respect of matters relating to selection of auditors and audit and accounting matters. Messrs. Matthews (Chairman), Costa and Skeggs are members of the Compensation Committee of the Board, which is authorized to act on behalf of the Board in respect of matters relating to compensation and benefits. Messrs. Goodman (Chairman), Johnston, Kasen, and Pollicino are members of the Executive Committee of the Board of Directors, which is authorized to act on behalf of the Board when the Board is not in session, subject to certain limitations specified in the Company's articles of incorporation. Messrs. Poddar (Chairman), Costa, Johnston, Matthews and Skeggs are members of the Strategy Committee of the Board of Directors, which is authorized to explore new products and business strategy for the Company. Messrs. Costa, Matthews and Skeggs are members of the Stock Option Committee which acts as administrator under the Company's stock option plan.

Employees

As at December 31, 2003 the Company and its Operating Companies had approximately 14,464 employees. Approximately 12,216 were employed in Retail and approximately 2,220 in Sewing.

The employees by geographic location within Retail and Sewing are as shown in the following table:

	Americas	Asia, Europe, Africa & Middle East	Total Company
Retail	213	12,003	12,216
Sewing	1,575	645	2,220
Corporate	28	0	28
Total	1,816	12,648	14,464

In Brazil where the Company's principal manufacturing facility is located, approximately 740 employees of the local operation are covered by an industry wide union contract which is re-negotiated on an annual basis. There were no significant work stoppages in Brazil during the period covered by this report.

The Company does not anticipate any significant change in the number of employees in the near future.

Share Ownership

As of March 31, 2004, the total number of Common Shares of the Company beneficially owned by the persons listed above under "Directors and Senior Management" was 1,131,898, representing approximately 14.4% of the class.

To the knowledge of the Company, none of the persons listed above beneficially owns more than 1% of the Company's Common Shares, other than Stephen H. Goodman and Phillip A. Watson who beneficially own 849,718 and 156,660 shares, respectively representing approximately 9.6% and 1.8% of the Common Shares, respectively. Mr. Goodman's beneficial ownership of the Company's Common Shares increased from 170,886 shares, representing approximately 1.9% of the Common Shares as of March 31, 2002, to 849,718 shares, representing approximately 9.6% of the Common Shares as of March 31, 2004.

Stock Option Ownership

The following table sets forth certain information relating to stock options beneficially held by Directors and Senior Management as of March 31, 2004. These stock options were issued pursuant to the 2000 Management Stock Option Plan. For a description of the Company's stock option plan, please see Item 10 ("Additional Information - Share Capital") and Note 15 ("Stock Option Plan") of the notes to consolidated financial statements included herein.

The total number of stock options held by Directors and Senior Management as of March 31, 2004, was 838,027, representing 9.5% of the class. No persons listed above beneficially own more than 1% of the class except Mr. Goodman. Mr. Goodman beneficially owns 579,263 stock options representing approximately 6.5% of the class.

Year granted	Total number of stock options	Options exercisable	Exercise price per share
2002	560,027	280,013	$1.12
2004	78,000	50,000	$3.00
2004	200,000	200,000	$4.00

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Under the terms of the Reorganization Plan, holders of allowed general unsecured claims against Old Singer received substantially all of the Common Shares of the Company. The initial share distribution was made in November, 2001 and, except for the distribution of approximately 500,000 Shares currently underway, the final distributions were completed during 2003. See Item 4 ("Information on the Company - Background and Formation of the Company").

Pursuant to the terms of the Reorganization Plan, the Company issued to the PBGC, forty shares of Series A Convertible Preferred Stock ("Preferred Stock") with a liquidation preference of $500,000 per share. The Preferred Stock has a total liquidation preference of $20 million and accrues dividends at 4% annually on the $20 million preference amount, increasing to 6% annually starting in September 2004 and to 8% annually starting in September 2007. Dividends through September 13, 2003 have been accrued but not paid. The Preferred Stock may be converted into Common Shares, in whole or in part, at the option of the holder at any time at $12.00 per share. If the Preferred Stock was to be fully converted, it would convert into 1,666,666 Common Shares of the Company representing approximately 17% of the estimated number of Common Shares outstanding after conversion. Effective January 9, 2003, a subsidiary of the Company entered into an agreement to purchase all of the shares of the Company's outstanding Preferred Stock from the PBGC. The purchase price of $3.8 million was made in multiple installments: 10% was paid at closing and the remaining 90% was paid prior to December 31, 2003. See Note 11 ("Pension Plans") of the notes to consolidated financial statements included herein.

Certain subsidiaries of the Company held allowed general unsecured claims against Old Singer under the terms of the Reorganization Plan. As a result, giving effect to the distributions of the Common Shares referred to above, the acquisition by the Company and its subsidiaries of certain claims and Shares and the liquidation of certain of the Company's subsidiaries, it is estimated that the Company and its subsidiaries will be the beneficial owner of approximately 2,400,000 Common Shares representing approximately 30.5% of the total outstanding Common Shares of which approximately 1,800,000 shares are encumbered. See Item 10 ("Additional Information - Share Capital").

There are no differences in voting rights among holders of the Common Shares.

The Company does not have sufficient data at this time to accurately estimate the portion of outstanding Common Shares which are held in the United States or the current number of record holders in the United States.

To the present knowledge of the Company, it is not directly owned or controlled by any other corporation, by any government or by any other natural or legal person, severally or jointly. The Company is not presently aware of any arrangements, the operation of which at a subsequent date would result in a change of control of the Company.

Related Party Transactions

In the ordinary course of business the Company and various of the Operating Companies, including Operating Affiliates, engage in various transactions, including financing and licensing transactions and transactions involving the purchase and sale of product. See Note 5 ("Operating Affiliates") of the notes to consolidated financial statements included herein regarding investments in and transactions with Operating Affiliates.

Item 8. Financial Information

Consolidated Statements and Other Financial Information
(Refer to Consolidated Statements and Notes to Consolidated Financial Statements - Item 18)

Legal Proceedings

The Company and/or its various operations have been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be estimated with certainty, in managements' opinion, any such liability will not have a material adverse effect on the financial position, results of operation or liquidity of the Company.

Dividend Policy

The Company has never declared or paid any dividends on its shares and does not anticipate paying any cash dividends in the foreseeable future. Singer currently intends to retain future earnings to finance operations, repay outstanding obligations and finance future growth. Singer's ability to declare or pay cash dividends, if any, will be dependent upon the Company's subsidiaries ability to transfer funds to the Parent Company and on the royalties and other receipts of the Parent Company. The Company's financing agreement with the Bank of Nova Scotia limits the Company's ability to pay dividends. The Company's Preferred Stock provides for cumulative dividends; no dividends on the Company's Common Shares may be paid until all past due and current cumulative dividends on such Preferred Stock have been paid. A subsidiary of the Company has acquired such Preferred Stock and the Company ceased accruing dividends effective September 14, 2003. See Item 7 ("Major Shareholders and Related Transactions - Major Shareholders").

Significant Changes

No significant change has occurred since the date of the annual consolidated financial statements included in this report.

Item 9. The Offer and Listing

Markets

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Quotations for the Company's Common Shares on the "Pink Sheets" quotation service under the symbol "SNGR" commenced in March 2002. It is anticipated that, brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that price quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

The Common Shares of the Company are listed on the Pink Sheets quotation service under the symbol "SNGR". The following table set for the high and low sales prices per share of Singer's Common Share for the periods indicated:

	High	Low
Annual highs and lows		
The fiscal year ended December 31, 2003	2.20	0.81
The fiscal year ended December 31, 2002	4.50	0.20
Quarterly highs and lows		
The fiscal year ended December 31, 2003		
1st quarter	0.95	0.81
2nd quarter	2.10	0.87
3rd quarter	1.80	1.30
4th quarter	2.20	1.45
The fiscal year ended December 31, 2002		
1st quarter	4.50	0.20
2nd quarter	2.01	1.05
3rd quarter	1.60	1.05
4th quarter	1.15	0.51
Monthly highs and lows		
2004		
March (through April 5)	3.90	2.20
February	4.05	3.15
January	3.25	2.45
2003		
December	2.60	1.60
November	1.90	1.56
October	1.85	1.45
September	1.82	1.39

The last reported sale price of the Common shares on the Pink Sheets quotation service as of April 5, 2004 was $2.45.

Item 10. Additional Information

Share Capital

The following chart summarizes the Company's share capital:

Class	Shares Authorized	Shares Issued and Fully-Paid	Shares Issued but not Fully-Paid	Par Value per Share	Change in number of Shares Outstanding
Preferred Shares					
Series A	40	40	0	$0.01	None
Other Preferred	999,960	0	0	$0.01	None
Common Shares	20,000,000	8,121,828	0	$0.01	None

Approximately 2,481,000 Common Shares are held by the Company and subsidiaries of the Company (including certain subsidiaries of Old Singer which are in liquidation), representing approximately 31.5% of the Common Shares outstanding. This represents a book value of approximately $38,600,000, based on the book value of $15.55 per share as of December 31, 2003. Following the liquidation of those subsidiaries that are liquidating and the distribution of the Common Shares to their outside creditors, it is anticipated that the Company and its subsidiaries will own approximately 2,400,000 Common Shares, representing approximately 30.5% of the outstanding class of which approximately 1,800,000 shares are encumbered. This represents a book value of approximately $37,300,000, also based on the book value of $15.55 per share. All of the Company's shares were issued in connection with the effectiveness of the Reorganization Plan of Old Singer. A subsidiary of the Company has acquired the outstanding Preferred Stock. See Item 7 ("Major Shareholders and Related Transactions - Major Shareholders").

The Company has a Management Stock Option Plan which provides, as amended, for the issuance of a maximum of 1,000,000 common shares to key employees, directors, consultants and advisors of the Company and its subsidiaries. As provided in the Reorganization Plan, options for 658,527 shares were granted (the "Initial Grants") on the effective date of the Reorganization Plan, September 14, 2000. Under the Plan, all options are to be granted at no less than 100% of fair market value at the dates of grant. Options granted are to vest at various dates as determined at the time of grant by the Company's Stock Option Committee as administrator of the Plan, and may be for a term of up to ten years from the date of grant.

As approved by the Company's Stock Option Committee and Board of Directors in 2002, optionees holding outstanding options included in the Initial Grants were offered the right to elect to surrender such options for cancellation and receive a new option grant on October 2, 2002. As of March 31, 2002, all optionees holding outstanding options included in the Initial Grants elected to surrender such options for cancellation; 625,527 options were forfeited in 2002. New option grants covering 740,527 shares of Common Stock, including new grants to optionees who had surrendered options, were made on October 2 and October 31, 2002 at an exercise price equal to $1.12 per share, representing 100% of the fair market value of the Company's Common Shares as determined, pursuant to the terms of the Plan, by the Stock Option Committee at the time of the grant. Such new options are exercisable as to one half of the number of options granted on the first anniversary of the date of grant and as to the other half on the second anniversary of the date of grant, and are for a term of ten years from the date of grant.

No options were granted or exercised during 2003; 54,500 options were forfeited in that year.

New option grants covering 113,000 and 200,000 shares of Common Stock were made on January 22, 2004 and February 20, 2004 at an exercise price equal to $3.00 and $4.00 per share, respectively. The exercise price represents 100% of the fair market value of the Company's Common Shares as determined pursuant to the terms of the Plan by the Stock Option Committee at the time of the grant.

Common Shares available for future grant under the Plan at March 31, 2004 are 973.

Memorandum and Articles of Association

Registration; Objects of the Company

The Company is a corporation registered with the Curaçao Chamber of Commerce Commercial Register in Willemstad, Curaçao, the Netherlands Antilles under number 83676. The materials below reflect the amendment of the laws of the Netherlands Antilles relating to corporations which became effective on March 1, 2004.

According to the current amended and restated articles of incorporation of the Company (the "Articles"), the objects of the Company read as follows:

to manufacture, buy, sell and use consumer and other products, including but not limited to sewing products, and equipment, parts and accessories therefore throughout the world and to engage in any business related thereto;
to manufacture, buy, sell and use any and all products made from wood, metal, plastic or other material or materials or combinations thereof and to engage in manufacturing generally;

(a) to enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters of credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof;
(b) to undertake, conduct, assist, promote or engage in any research and development;
(c) to organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe for any securities issued or to be issued by any such corporation or organization; and to dissolve, liquidate, wind or, organize, merge or consolidate any such corporation of organization;
(d) to invest its assets in securities, including shares and other certificates of participation and bonds, as well as other claims for interest bearing debts, however denominated, and in any and all forms, the borrowing of money and the issuance of evidences of indebtedness therefore, as well as the lending of money;
(e) to acquire considerations paid for technical assistance;
(f) to invest its assets directly or indirectly in real property, to acquire, own, hire, let, lese, rent, divide, drain, reclaim, develop, improve, cultivate, build on, sell or otherwise alienate, mortgage or otherwise encumber real property and to construct infrastructure work, like roads, pipes and similar works on real estate;
(g) to obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and formulae, trademarks and other analogous property, from royalties (including rentals) for the use of industrial, commercial of scientific equipment, and from compensation or other consideration received for technical assistance or services;
(h) to establish, participate in and manage limited liability and other companies or other undertakings of every kind or nature whatsoever, and to engage in industry and trade;
(i) to guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration;
(j) to borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefore;
(k) to place in trust all or any of its properties, including securities; and

(l) to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense, including the participation in and the management of any other venture or corporation.

Special Director's Powers/Qualification as Director
The Articles do not contain any provisions regarding (a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, (the laws of the Netherlands Antilles stipulate that in the event of conflict of interest between a legal entity and one of its directors, the Company is represented and bound by the other directors acting jointly and that the general meeting of shareholders is at all times, in such cases, authorized to appoint, either incidentally or for a specific period, a special representative), (b) a director's power, in absence of an independent quorum, to vote compensation to themselves or any member of the Board of Directors ("Board") of the Company (the laws of the Netherlands Antilles stipulate in this case that the compensation of the directors shall be determined by the general meeting of shareholders), (c) borrowing powers exercisable by the directors, and (d) retirement or non-retirement of directors under an age limit requirement.

Under Netherlands Antilles corporate law and the Articles, a director of the Company is not required to hold any shares in the capital of the Company in order to qualify as a director of the Company.

Shares and the Rights, Preferences and Restrictions Attached to Them

The Company's share capital is divided into Common Shares and Preferred Shares. The Preferred Shares may be issued from time to time in one or more series on such terms and conditions a may be determined by the Board. The Preferred Shares rank prior to the Common Shares with respect to dividends. The annual dividend rate on a series of Preferred Shares, which shall be based on the consideration paid on issuance of such shares and which may be a fixed rate or a rate that fluctuates on dividend adjustment dates set under a formula or procedure, is to be determined by the Board prior to issuance of such series. The Board shall also specify whether such dividends be payable annually or in instalments. Preferred Shares shall also rank prior to the Common Shares with respect to liquidation preferences. Any series of Preferred Shares may be ranked by the Board as to dividend and liquidation preferences, provided that no series issued after any other series shall rank prior to such other series as to such preferences. Any such series may be ranked pari passu with any one or more other series as the Board may so determine. The balance of dividends declared by the Board remaining after a distribution of the dividends to the holders of the Preferred Shares shall be allocated to the account of the holders of Common Shares. All dividends are subject to declaration by the Board and only out of profits and/or retained earnings available therefor. The Articles do not state any time limit after which dividend entitlement will lapse. The laws of the Netherlands Antilles determine that in such case entitlement to the unclaimed dividends is subject to a statute of limitations of three (3) years.

Under the Articles each holder of Common Shares and each holder of Preferred Shares shall be entitled to one vote for each Common Share or Preferred Share held. The members of the Board are appointed by the general meeting of shareholders (the "*Shareholders Meeting*") by a plurality of votes cast by the shareholders entitled to vote. Directors may be removed or suspended at any time by the Shareholders Meeting. See Item 6 ("Directors, Senior Management and Employees - Board Practices") with respect to information relating to the Classes of directors and the terms for which each Class initially serves. According to the Articles, upon liquidation of the Company the holders of shares of any series of Preferred Shares shall be entitled to receive, before any distribution is made to the holders of any other series of Preferred Shares ranking junior to such series as to liquidation preference, and before any distribution to the holders of Common Shares, the amount of the liquidation preference of such series, which liquidation preference may not exceed the sum of:

(i) the amount paid for such Preference Shares on issuance; plus
(ii) all accumulated and unpaid dividends on such Preferred Shares to the date fixed for distribution.

Prior to the issuance of any series of Preferred Shares, the Board shall specify the rights, if any, of the Company to redeem Preferred Shares of such series (in which case the directors shall specify the date or dates on or after which the Preferred Shares of such series may be called for redemption by the Company and the consideration to be paid therefore, or the manner by which such consideration shall be calculated and other terms applicable to redemption) and the rights, if any, of holders of such series of Preferred Shares, and the provisions, if any, of any sinking fund or other arrangement to be used in connection with such redemption or purchase.

Under the Articles, the Board is competent, without instruction of the Shareholders Meeting, to redeem a series of Preferred Shares with due observance of the Articles and the terms and conditions of such series as so specified by the Board prior to issuance, and to subsequently cancel them.

The redemption price per Preferred Share so redeemed shall be determined, if such redemption is mandatory, by one or more experts appointed by the courts of the Netherlands Antilles and shall be based on the sum of:

(i) the amount paid for such share on issuance, plus
(ii) all accumulated and unpaid dividends on such Preferred Share to the date fixed for redemption.

The Board is competent, without instruction of the Shareholders Meeting, to redeem Common Shares with due observance of the Articles and to subsequently cancel them.

Except as stated above with respect to setting the terms of a series of Preferred Shares with regard to sinking funds and other arrangements, the Articles do not contain provisions regarding sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of shares as a result of such shareholder holding a substantial number of shares.

Change of Shareholders' Rights

The rights of holders of shares in the capital of the Company are laid down and described in the Articles. In order to change these rights, the Articles must be amended. This is done by the passing of a notarial deed of amendment to the Articles executed before a civil law notary on Curaçao, the Netherlands Antilles. Prior to this, the Shareholders Meeting will have to adopt a resolution to this effect. Such resolution requires at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote.

Any amendment to the Articles which would increase or decrease the par value of the Preferred Shares, or which would alter or change the powers, preferences or any special rights of the Preferred Shares or of any series thereof so as to affect them adversely, requires the approval from the holders of an absolute majority of the Preferred Shares of such series, as the case may be, or such higher percentage as may be specified by the Board prior to issuance of such series.

Shareholders' Meetings

All Shareholders Meetings are to be held in Curaçao, the Netherlands Antilles.
The annual Shareholders Meeting must be held to adopt the financial statements of the Company. Such financial statements and the annual financial report must be prepared within six (6) months after the close of the preceding fiscal year and made available to the shareholders of Company. Shortly thereafter the financial statements and the annual financial report must be presented to the general meeting of shareholders for adoption of the financial statements.

Notices for Shareholders Meetings, whether annual or extraordinary, stating the time and place of the meeting, shall be given to the shareholders not less than 12 days or more than 60 days prior to the date of the meeting by mailing a written notice, postage prepaid to each shareholder at the shareholder's address thereof appearing in the Company's shareholders' register. All notices for convening a Shareholders Meeting shall state the matters to be considered at the meeting. Every shareholder has the right to attend the Shareholders Meeting in person or by granting a proxy to an attorney.

For the purpose of determining the shareholders who are entitled to attend a Shareholders Meeting, or to receive payment of a dividend, or in order to make a determination of shareholders for any other purposes, the Board may provide that the shareholders' register shall be closed for a certain period which may not exceed, in any case, 50 days. If the share transfer books shall be closed for the purpose of determining shareholders entitled to attend a Shareholders Meeting, such books shall be closed for at least 10 days immediately preceding such meeting. In lieu of closing the shareholders' register, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more and not less than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the shareholders' register is not closed and no record date is fixed for the determination of shareholders entitled to attend a general Shareholders Meeting, the date on which the notice for the meeting is being mailed, shall be the record date for such determination of shareholders.

Limitations on Holding Shares

The Articles do not contain any limitations on the rights to hold shares. Warrants and options to subscribe for shares in the capital of the Company may under the Articles also be issued to directors, officers and other persons employed by the Company or whose services are otherwise contracted by the Company.

Change of Control

The transfer of shares of the Company can be effected either by serving the deed of transfer upon the Company or by written acknowledgement of the transfer by the Company which can only take place by an annotation on the share certificate.

Any sale or other disposition of all, or substantially all, of the assets of the Company, whether for cash, property, stock or other securities of another company, or for any other consideration, shall according to the Articles be made only pursuant to a resolution duly adopted at a Shareholders Meeting by the holder or holders of at least an absolute majority of the shares of the Company at that time outstanding and entitled to vote, the notice for which meeting shall have specified the terms of such proposed sale or other disposition; provided, however, the foregoing shall not apply to any reorganisation or re-arrangement of any of its' subsidiaries in any transaction whereby there shall be no diminution of the beneficial interest of the shareholders of the Company in such assets. In the event of a conversion of the legal format of the Company or a merger of the Company, such can only take place with the approval of the general meeting of shareholders pursuant to a resolution duly adopted by the holder or holders of at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote.

There is no provision in the Company's Articles that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Disclosure of Shareholdings

The Articles do not contain provisions relating to thresholds above which shareholders are required to disclose their shareholdings. The laws of the Netherlands Antilles do, however, require disclosure by shareholders of their shareholdings at several levels of percentage holdings where it concerns listed and publicly traded corporations. A shareholder must disclose his/her/its acquisition of shares at the levels of 5, 10, 20, 33 1/3, 50, and 66 2/3% of the aggregate issued and outstanding share capital. Such disclosure must be made in writing to the Board of Directors of the Company at its registered address. At the different levels of holdings additional disclosures must be made and/or consent to the Board of Directors must be obtained before any additional shares may be acquired. A more detailed description can be obtained from the Company at its registered address.

Change in Share Capital

The Articles do not contain conditions governing changes in the share capital of the Company where such conditions are more stringent than is required under Netherlands Antilles corporate law.

Material Contracts

The Reorganization Plan was implemented pursuant to the "First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession" which together with the Disclosure Statement with respect thereto and other agreements entered into in connection with the Reorganization Plan were filed with the United States Bankruptcy Court for the Southern District of New York. See "Documents on Display" below.

Exchange Controls and Related Matters

Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest or other payments to nonresident holders of the Company's securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company's securities, Netherlands Antilles law and the Company's Articles of Association impose no limitations on the right of nonresident or foreign parties to hold or vote such securities.

Enforceability of Foreign Judgments

The Company has been advised by its Netherlands Antilles counsel, Zeven & Associates, that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by United States courts predicated upon the civil liability provisions of the United States Federal securities laws and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the United States Federal securities laws.

The Company has also been advised by its Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will, in principle, only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Taxation

Under the laws of the Netherlands Antilles, as currently in effect, a holder of Common Shares who is not a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in the Netherlands Antilles, will not be subject to Netherlands Antilles income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal, or from any action having the effect of a disposal under the laws of the Netherlands Antilles, of such shares, unless the holder of the Common Shares has or is deemed to have a qualifying shareholding ("aanmerkelijk belang") under the laws of the Netherlands Antilles. A tax payer has a qualifying shareholding if during the course of the last five years he as an individual (i.e., not as a corporation), alone or together with his spouse, (i) has been a direct or indirect shareholder for at least 5% of the issued share capital of a Netherlands Antilles company of which the capital is divided in shares, (ii) has rights to directly or indirectly acquire shares up to a percentage of 5% of the issued share capital, or (iii) has profit certificates that relate to at least 5% of the annual profit of a Netherlands Antilles company or at least 5% of the amount to be paid in case of a liquidation of such a company. For a tax payer, a qualifying shareholding also exists in case the tax payer himself has no such shareholding but his spouse or one or more relations by blood or affinity in the direct line has such shareholding. There are no gift or inheritance taxes levied by the Netherlands Antilles when at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in the Netherlands Antilles. No reciprocal tax treaty presently exists between the Netherlands Antilles and the United States.

Documents on Display

The Company's intention is to furnish appropriate documentation to the Securities and Exchange Commission ("SEC") as a "foreign private issuer" pursuant to Rule 12g3-2(b) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended. It is possible to read and copy the documents so furnished to the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. It is possible to read and copy the documents referred to herein relating to the Plan of Reorganization of Old Singer at the Records Department of the United States Bankruptcy Court For the Southern District of New York, One Bowling Green, New York, New York 10004. Please call the Bankruptcy Court's general reference number, (212) 668-2870, for further information regarding the Records Department. This Report and certain other documents including recent press releases by the Company may also be accessed on the Investors' section of Singer's website www.singer.com.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, including changes of foreign exchange rates and interest rates. The Company does not presently have any derivative financial instruments outstanding. The Company does not hold or issue financial instruments for trading purposes.

Foreign Exchange Risk

The Company is exposed to various foreign currency risks including, but not limited to, foreign denominated assets and liabilities, and revenues and expenses. Primary currency exposures include the currencies of Thailand, Brazil and the Indian Sub-Continent countries. The Company mitigates the risk from foreign currency fluctuations by seeking to match the currency of its liabilities with the currency of its assets. At present, the Company has no material foreign exchange forward contracts outstanding.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company does not presently have any interest rate swaps or options outstanding to hedge these risks. As a result of the Company's regular borrowing activities, operating results are exposed to fluctuations in interest rates. The Company has short-term and long-term debt obligations with both variable and fixed interest rates. A hypothetical increase in average market rates of one percent per annum for all countries and currencies in which the Company borrows would result in a decrease of the Company's reported net income of approximately $0.9 million and $0.8 million for the years ended December 31, 2003 and 2002, respectively.

Item 12. Description of Securities Other Than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

The Company is not and has not been in default with respect to any interest or principal payments under the Exit Financing Agreement with the Bank of Nova Scotia, as amended. The Company's principal Operating Subsidiaries are not in default with respect to any interest or principal payments under any of their material lending agreements. See Note 10 ("Long-Term Debt") of the notes to consolidated financial statements herein.

Item 14. Material Modifications to the Rights Of Security Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

Not Applicable

Item 16. [Reserved]

Item 16a. Audit Committee Financial Expert

The Board of Directors has determined that at least two members of the Audit Committee of the Company's Board of Directors, Mr. William C. Langley, Chairman of the Audit Committee, and Mr. Stewart M. Kasen, Audit Committee member, are audit committee financial experts, as that term is defined in Regulations under the United States Securities Exchange Act of 1934, as amended.

Item 16b. Code of Business Conduct

The Company has adopted a Code of Business Conduct that applies to all of its employees including its executives and senior officers. The Company has posted the text of the Code of Business Conduct on the Company's website at www.singer.com.

Item 16d. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16e. Purchase of Equity Securities by the Issued and Affiliated Purchasers

Not Applicable.

PART III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

Attached below.

SINGER N.V.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002
TOGETHER WITH AUDITOR'S REPORT

SINGER N.V.

INDEX TO FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS 53

CONSOLIDATED FINANCIAL STATEMENTS:
- Consolidated Statements of Operations for the Years Ended December 31, 2003 and 2002........... 55
- Consolidated Balance Sheets as of December 31, 2003 and 2002.. 56
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2003 and 2002.......... 57
- Statements of Shareholders' Equity for the Years Ended December 31, 2003 and 2002 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 59

KPMG

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Singer N.V.

We have audited the accompanying consolidated balance sheets of Singer N.V., (a Netherlands Antilles company, the "Company") and subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operation, cash flow and shareholders' equity for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Singer (Sri Lanka) Ltd., Singer Bangladesh Ltd. or of Singer India Ltd., all majority-owned subsidiaries as of and for the years ended December 31, 2003 and December 31, 2002, which combined statements reflect total assets and total revenue of 18 percent and 30 percent; and 16 percent and 24 percent of the related consolidated totals as of and for the years ended December 31, 2003 and December 31, 2002, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Singer N.V. and subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company is a new corporate entity arising from a Plan of Reorganization adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code which became effective on September 14, 2000. Continuation of the Company's business is dependent on its ability to achieve successful future operations. Also, as more fully discussed in Note 10 to the financial statements, the Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and required reductions of certain significant outstanding debt balances in 2004 and 2005.

These factors among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plans with regard to these uncertainties are also described in Note 1.

KPMG LLP
Chartered Accountants

April 5, 2004
Toronto, Canada

SINGER N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002
(in thousands of U.S. dollars, except share and per share amounts)

	Notes	2003	2002
REVENUES		$ 382,793	$ 337,652
COST OF REVENUES		242,811	207,577
Gross profit		139,982	130,075
SELLING AND ADMINISTRATIVE EXPENSES		106,585	93,594
Operating income		33,397	36,481
OTHER INCOME (EXPENSE):			
Interest expense		(19,234)	(20,606)
Equity in earnings from operating affiliates		5,800	4,164
Other, net		9,005	3,684
Total other income (expense)		(4,429)	(12,758)
Income from continuing operations before provision for income taxes and minority interest		28,968	23,723
PROVISION FOR INCOME TAXES	12.	5,263	3,347
MINORITY INTEREST SHARE IN INCOME		3,362	1,317
Income from continuing operations		20,343	19,059
DISCONTINUED OPERATIONS			
Loss from operations of Greece, net of tax benefit	17.	-	(374)
Loss from operations of Mexico Retail, net of tax benefit	17.	(19,638)	(1,280)
Net income		705	17,405
DIVIDENDS ON PREFERRED SHARES		780	1,100
Net (loss) income available to common shares		$ (75)	$ 16,305
Basic and diluted (loss) earnings per common share		$ (0.01)	$ 2.01
Basic weighted average common shares outstanding		7,933,576	8,110,869

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

SINGER N.V.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(in thousands of U.S. dollars, except share and per share amounts)

	Notes	2003	2002
ASSETS:			
Current assets-			
Cash and cash equivalents		$ 27,550	$ 13,543
Accounts receivable (net of allowances for doubtful accounts, of $33,795 and $26,133, respectively)	3.	148,371	119,309
Inventories	4.	74,278	75,044
Other current assets		16,377	9,135
Total current assets		266,576	217,031
Investment in operating affiliates	5.	7,243	28,086
Property, plant and equipment, net	6.	45,589	58,151
Intangible assets, net		128,962	139,965
Other assets		63,168	25,766
Total assets		$ 511,538	$ 468,999
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Current liabilities-			
Notes and loans payable	9.	$ 78,175	$ 49,070
Accounts payable		38,770	55,122
Accrued liabilities	7.	33,050	34,296
Current portion of long-term debt	10.	52,417	37,882
Total current liabilities		202,412	176,370
Long-term debt	10.	62,576	105,797
Other non-current liabilities	8.	53,805	53,291
Minority interest		70,362	10,575
Total liabilities		389,155	346,033
SHAREHOLDERS' EQUITY:	14.		
Preferred shares, redeemable, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, nil shares in 2003 and 40 shares in 2002, at stated value		-	19,475
Common shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 7,870,825 in 2003 and 8,059,077 in 2002		79	81
Additional paid-in capital		97,420	80,919
Retained earnings		24,938	25,013
Accumulated other comprehensive loss		(54)	(2,522)
Total shareholders' equity		122,383	122,966
Total liabilities and shareholders' equity		$ 511,538	$ 468,999

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

SINGER N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002
(in thousands of U.S. dollars)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 705	$ 17,405
Adjustments to reconcile net income to net cash (used in) provided by operating activities-		
Depreciation and amortization	6,256	6,567
Loss (gain) on disposal of property, plant and equipment	3,164	(552)
Gain from extinguishments of debt	(2,750)	-
Loss from sale of minority interest	13,948	-
Gain from sale of business	(77)	-
Gain from sale of disposal of discontinued operations	(16,100)	(113)
Provision for doubtful accounts	14,322	9,682
Other non-cash gain	(24,265)	-
Equity in earnings from operating affiliates, net of dividends received	(3,032)	(3,022)
Minority interest share in income	3,362	1,317
Foreign exchange loss (gain)	2,048	(2,280)
Change in assets and liabilities-		
Increase in accounts receivable	(12,202)	(21,932)
Decrease in inventory	2,140	4,966
(Increase) decrease in other current assets	(1,119)	4,376
Increase in accounts payable and accrued expenses	6,578	6,257
Other, net	2,225	215
Total adjustments	(5,502)	5,481
Net cash (used in) provided by operating activities	(4,797)	22,886
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(4,480)	(7,228)
Proceeds from disposals of property, plant and equipment	13,596	976
Proceeds from sale of minority interest	30,000	-
Proceeds from sale of business	300	-
Proceeds from sale of discontinued operations	-	1,300
Purchase of minority interest	(2,119)	-
Net cash provided by (used in) investing activities	37,297	(4,952)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net decrease in notes and loans payable	(10,560)	(4,058)
Additions to long-term debt	13,498	6,433
Payments of long-term debt	(16,619)	(20,975)
Repurchase of preferred shares	(3,756)	-
Net cash used in financing activities	(17,437)	(18,600)
Effect of exchange rate changes on cash	(1,056)	(711)
Net increase (decrease) in cash and cash equivalents	14,007	(1,377)
CASH AND CASH EQUIVALENTS, beginning of the period	13,543	14,920
CASH AND CASH EQUIVALENTS, end of the period	$ 27,550	$ 13,543
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 14,914	$ 20,145
Income taxes paid	4,355	3,193

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

SINGER N.V.

STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002
(in thousands of U.S. dollars, except share amounts)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity	Comprehensive Income
	Shares	Amount	Shares	Amount					
BALANCE, December 31, 2001	40	$ 18,375	8,121,828	$ 81	$ 80,919	$ 8,708	$ (3,739)	$ 104,344	
Net income						17,405		17,405	$ 17,405
Treasury stock			(62,751)	-					
Translation changes							1,217	1,217	1,217
Preferred stock – dividends		1,100				(1,100)	-		
Total comprehensive income									$ 18,622
BALANCE, December 31, 2002	40	19,475	8,059,077	81	80,919	25,013	(2,522)	122,966	
Net income						705		705	$ 705
Treasury stock			(188,252)	(2)	2				
Translation changes							2,468	2,468	2,468
Preferred stock – dividends		780				(780)			
Preferred stock – repurchase amount		(3,756)						(3,756)	
Preferred stock – treasury shares	(40)	(16,499)			16,499				
Total comprehensive income									$ 3,173
BALANCE, December 31, 2003	-	$ -	7,870,825	$ 79	$ 97,420	$ 24,938	$ (54)	$122,383	

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

1. Business and Organization

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third party manufacturers, through its own distribution channels and through third party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

The Reorganization Plan

The reorganization of the Company was made pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating Companies in Brazil, Turkey and the United States were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer have received substantially all of the equity shares of the Company. While the Company's common shares are not listed on any U.S. or overseas securities exchange or the NASDAQ or similar trading system, they are currently quoted on the "Pink Sheets" quotation service in the United States.

As part of the implementation of the Reorganization Plan, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement"), pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors

(amounts in thousands of U.S. dollars, except share and per share amounts)

of the Company, and the majority of the current directors of the Company were initially appointed by the Creditors Committee of Old Singer and remain in office.

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented Fresh Start Reporting as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", issued by the American Institute of Certified Public Accountants. Fresh Start Reporting was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective estimated fair values at that date.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity, which was determined to be $324,000), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $514,452 as of September 30, 2000.

Current assets, other non-current assets, plant and equipment and certain minor real estate property have been recorded at their fair value. Major real estate property and property held for sale was valued at net realizable value.

The Company allocated $85,000 of the reorganization value to the SINGER® brand name based on an independent appraisal. The portion of the reorganization value which could not be attributed to specific tangible or identifiable intangible assets of the reorganized Company has been reported as "Reorganization value in excess of amounts allocable to identifiable assets". The amounts are reflected under intangible assets. Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS No. 142"), "Accounting for Goodwill and Other Intangible Assets". The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at January 1, 2002, as part of the transitional impairment test and at December 31, 2003 and 2002, as part of the annual impairment test.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

The effect of the Plan on the Company's consolidated balance sheet as of September 30, 2000, was as follows:

	Adjustments to Record Effects of the Plan			
	Pre-Confirmation Consolidated Balance Sheet	Reorganization Adjustments	Fresh Start Adjustments	Post-Confirmation Consolidated Balance Sheet
Current assets	$ 240,943	$	$	$ 240,943
Investments in operating affiliates	26,757			26,757
Property, plant and equipment, net	61,623		11,979	73,602
Intangible assets, net	142		85,000	85,142
Other assets, net	28,214	(914)		27,300
Reorganization value in excess of amounts allocable to identifiable assets	-	-	60,708	60,708
Total assets	$ 357,679	$ (914)	$ 157,687	$ 514,452

	Pre-Confirmation Consolidated Balance Sheet	Reorganization Adjustments	Fresh Start Adjustments	Post-Confirmation Consolidated Balance Sheet
Current liabilities	$ 343,377	$ (38,385)	$ -	$ 304,992
Long-term debt	267,466	(154,189)	(43,781)	69,496
Other	102,747	(60,783)	-	41,964
Preferred stock	75,000	(58,000)	-	17,000
Common stock	(1,823)	1,904	-	81
Additional paid-in capital	77,930	154,096	(151,107)	80,919
Foreign currency translation adjustments	(87,234)	-	87,234	-
Accumulated deficit	(419,784)	154,443	265,341	-
Total liabilities and equity	$ 357,679	$ (914)	$ 157,687	$ 514,452

Reorganization adjustments reflect the conversion of the $150,000 7% Notes and the related accrued interest as of September 12, 1999, the U.S. pension plan liabilities (see Note 11) and other prepetition trade payables into new preferred and common stock resulting in an extraordinary gain of $154,443. Fresh Start Reporting adjustments reflect the amounts necessary to state assets and liabilities at their respective fair values which resulted in a net fair value adjustment of $157,687.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Management's Plans

The Company believes that its Operating Companies have viable core businesses, reflecting the strength of the SINGER® brand, the Company's broad, multi-channel distribution, the reputation for quality and service, and the offer of credit in Retail markets. The Company also believes that it has the potential to meaningfully improve operating and financial performance in 2004 and beyond and to achieve its minimum operating plan.

In order to improve operating and financial performance, the Company is undertaking a number of programs, including introducing new and improved products and services, increasing the number and variety of distribution points, improving the credit offer in Retail, strengthening working capital management, improving product sourcing, and implementing programs to increase royalty and licensing earnings. Similar efforts are being undertaken by the Operating Companies, in addition to their continuing cost-control programs.

The anticipated performance improvement reflects projected modest economic growth in certain markets important to the Company, such as in Thailand, and in certain other countries in Asia and Latin America, and the avoidance of a worldwide economic downturn.

The Company's liquidity position is tight. Among other required principal payments due in 2004, the Nova Scotia Financing Agreement requires Singer to repay the outstanding balance of the facility of $28,750 by December 31, 2004. Improvement in liquidity in 2004 is dependent on a combination of debt refinancing, working capital efficiencies and the realization of certain one-time items, some of which are not within the Company's control. The Company is also considering the sale of all or part of certain continuing operations where the proceeds from such sales, among other consequences, would meaningfully improve the Company's liquidity position.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. As discussed above and in Notes 9 and 10, the Company has significant borrowings that require among other things, compliance with certain financial ratios on a quarterly basis and reductions of certain significant outstanding debt balances in 2004 and beyond. Certain subsidiaries of the Company were in default of their credit agreements during the year, which were resolved and/or waived by their lenders so that the Company was in compliance with all covenants at December 31, 2003. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, including either (i) renegotiating or rolling over existing facilities, (ii) obtaining additional or replacement financing, or (iii) selling sufficient assets to reduce or repay the existing credit facilities.

2. Summary of Significant Accounting Policies

Basis of Presentation and Preparation

The accompanying consolidated financial statements of Singer are presented in accordance with accounting principles generally accepted in the United States. Due to the reorganization in bankruptcy and implementation of Fresh Start Reporting on emergence, financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 presentation including the presentation of the results of Mexico's Retail and finance business as discontinued operations as separately disclosed in Note 17.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent liabilities. Actual results may differ from these estimates. Significant estimates include the recording of assets and liabilities relating to the liquidation of certain operations and other related charges, receivable and inventory provisions, product returns, lives of intangibles assets, income tax contingencies, and benefits obligations. The Company believes the techniques and assumptions used in establishing estimates related to these reported amounts are appropriate.

Investments in Subsidiaries and Affiliates

The consolidated financial statements include the accounts of all operations which are more than 50% owned and controlled. All significant intercompany balances and transactions are eliminated in consolidation. Investments in which Singer exercises significant management influence, but does not own greater than a 50% voting interest, are reported on the equity basis. Singer's share of their results of operations are included in Equity in earnings from operating affiliates in the accompanying Consolidated Statements of Operations. Singer's share of losses incurred by these investments are recorded to the extent the respective carrying value of investments are positive.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased and are stated at cost which approximates market value.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The Company records an allowance for doubtful accounts to reflect management's best estimate of losses inherent in its account receivable as of the balance sheet date. Bad debt reserves on trade and installment receivables are established based on an aging of past due account receivables. Where the Company is aware of a customer's inability to meet its financial obligations, it specifically reserves for the potential bad debt to reduce the receivable to the amount it reasonably believes will be collected.

Inventories

Inventories are stated at the lower of cost (generally on a first-in, first-out basis) or market, determined by net realizable value.

Property, Plant and Equipment

Land, buildings, equipment, and improvements which significantly extend the useful life of existing plant and equipment are carried at cost. Depreciation generally is recorded on the straight-line basis over the economic useful life of the related asset, which ranges from 10-40 years for buildings and 2-20 years for machinery and equipment.

Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer is no longer amortizing the value of the trademark and other intangible assets with indefinite lives. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at December 31, 2003 and 2002.

At December 31, 2003 and 2002, intangible assets, consisting primarily of the SINGER® brand name and reorganization value in excess of amounts allocable to identifiable assets, amounted to $128,962 and $139,965, respectively. In connection with Fresh Start Reporting, the Company recorded intangibles of $85,000 and $60,708 representing the value of the SINGER® brand name and the reorganization value in excess of amounts allocable to identifiable assets, respectively. At December 31, 2003 and 2002 the value of the SINGER® brand name amounted to $82,344. The reorganization value in excess of amounts allocable to identifiable assets declined by $10,892 from $56,914 as of December 31, 2002 to $46,022 as of December 31, 2003. This reduction was due to the sale and private placement of a minority equity interest in Singer Asia (see Note 19).

(amounts in thousands of U.S. dollars, except share and per share amounts)

Impairment of Long-Lived Assets

The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. As of December 31, 2003, the Company believes there has been no impairment of long-lived assets of the Company under SFAS No. 144.

Pension Plans

The Company accounts for its defined benefit pension plans using actuarial models required by SFAS No. 87, "Employers' Accounting for Pensions". Certain foreign operations have established defined benefit pension plans which cover substantially all employees meeting minimum eligibility requirements. Pension plans are funded to the extent required by local law.

Revenues

Revenues from sales, net of estimated returns, are recognized when products are delivered to customers and services performed. Finance charges on installment sales are recognized using the interest method. The interest rates charged on installment sales are based on customary financing terms in each country in which Singer offers installment credit. Included in revenues are finance charges of $17,768 and $12,250 for the years ended December 31, 2003 and 2002, respectively. Royalty and license income paid by third parties and affiliates for the right to use the SINGER® name for certain products, services and locations, in selected markets are also included in revenue and totaled $5,819 and $5,653 for the years ended December 31, 2003 and 2002, respectively.

Advertising Costs

The Company accounts for advertising costs in accordance with SOP 93-7, "Reporting on Advertising Costs," which requires advertising costs to be expensed as incurred. Advertising expense for the years ended December 31, 2003 and 2002 was approximately $13,790 and $11,742, respectively.

Outbound Freight Costs

The Company accounts for outbound freight costs in Selling and Administrative Expenses. For the years ended December 31, 2003 and 2002, outbound freight expense was approximately $6,387 and $5,291, respectively.

Foreign Currency

Exchange adjustments resulting from foreign currency transactions are generally recognized in the results of operations. Foreign exchange amounted to an approximately $62 loss and $2,256 gain for the years ended December 31, 2003 and 2002, respectively and are included in Other Income (Expense) in the accompanying Statement of Operations. Assets and liabilities of foreign operations with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates at the balance sheet date. The resulting translation adjustment is recorded as part of Accumulated other comprehensive loss, a separate component of shareholders' equity. Revenues and expenses are translated at the weighted average exchange rates in effect during the year.

For non-U.S. subsidiaries that operate in U.S. dollars, or whose operations are in highly inflationary economies, certain assets and liabilities and related income statement accounts are remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities are remeasured at year-end exchange rates, and all other income and expense items are remeasured at weighted average exchange rates prevailing during the year. Remeasurement adjustments for these entities are included in results of operations.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Comprehensive Income

Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and the net change in the accumulated foreign currency translation adjustment account.

Stock Option Plan

SFAS No. 123, "Accounting for Stock-Based Compensation", allows companies to account for stock-based compensation for employees either under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", but requires pro forma disclosure for net income in the notes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company has elected to account for its stock-based compensation for employees using the intrinsic value method in accordance with the provisions of APB No. 25.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the

(amounts in thousands of U.S. dollars, except share and per share amounts)

retirement of tangible long-lived assets. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 effective January 1, 2002. The sale of Singer A.E.E. Home Appliances, the Company's operating subsidiary in Greece ("Singer Greece") in May 2002, and the sale of Singer Mexicana S.A. de C.V., the Company's Retail and finance operating subsidiary in Mexico ("Singer Mexico") in September 2003 have been recorded as discontinued operations.

In July 2002, the FASB released SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities. These costs are on-time termination benefits, contract termination benefits, and other associated costs. The statement is effective for exit and disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires companies to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" and in December 2003 issued FIN 46R, an amendment of FIN 46. FIN46R establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIE's must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE, as well as their maximum exposure to losses as a result of involvement with a VIE. FIN 46R will be effective for the Company for fiscal years beginning after December 31, 2003 for VIE's created before February 1, 2003, but is effective immediately for VIE's created after January 31, 2003. The implementation of FIN 46R did not have an impact on the consolidated financial statements of the Company as no VIE's were created after January 31, 2003. The Company is currently evaluating the provisions of FIN 46R as it relates to VIE's created before February 1, 2003 and has not yet determined the possible impact on its 2004 consolidated financial statements.

(amounts in thousands of U.S. dollars, except share and per share amounts)

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which provides standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

3. Accounts Receivable

Accounts receivable are summarized as follows:

	December 31, 2003	December 31 2002
Trade receivables, net	$ 59,280	$ 50,373
Installment receivables, net	151,656	82,346
Receivables from affiliates, net	2,797	2,537
Taxes receivable, net	8,476	4,975
Other	5,045	6,979
	$ 227,254	$ 147,210
Less:		
Unearned carrying charges	(38,939)	(19,014)
Installment receivables due in excess of one year, included in other assets	(39,944)	(8,887)
	$ 148,371	$ 119,309

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

4. Inventories

Inventories are summarized as follows:

	December 31, 2003	December 31, 2002
Finished goods	$ 61,884	$ 64,931
Work in progress	2,423	1,737
Raw materials and supplies	9,971	8,376
	$ 74,278	$ 75,044

5. Operating Affiliates

Summary of investments in Operating Affiliates is presented below:

	December 31, 2003		December 31, 2002	
	% Ownership	Value	% Ownership	Value
Operating Affiliates:				
First Capital Ltd., Sri Lanka	50	$ 4,287	50	$ 2,157
International Leasing and Financial Services Ltd., Bangladesh	45	1,593	45	1,159
Commercial Leasing Company Ltd., Sri Lanka	30	1,218	30	969
Singer Thailand Public Company Ltd., Thailand (see Note 20)	0	-	48	23,579
Other	20-40	145	20-40	222
		$ 7,243		$28,086

Summary of combined financial information for Operating Affiliates is presented below:

	December 31, 2003	December 31, 2002
Revenues	$ 40,014	$ 115,023
Operating income	18,353	14,459
Net income	11,051	8,616
Dividends paid	3,063	4,129
Current assets	149,828	180,500
Non-current assets	21,459	19,453
Current liabilities	107,711	110,600
Non-current liabilities	47,439	30,477

(amounts in thousands of U.S. dollars, except share and per share amounts)

Results of Operating Affiliates owned 50% or less are recorded using the equity method and intra company transactions are recorded as third party transactions in the accompanying financial statements.

Net trade receivables due from Operating Affiliates are included in "Accounts receivable" and amounted to $2,797 and $2,537 as of December 31, 2003 and 2002, respectively. Trade payables due to Operating Affiliates are included in "Accounts payable" and amounted to $591 and $1,078 as of December 31, 2003 and 2002, respectively. During the years ended December 31, 2003 and 2002, the Company recorded sales to Operating Affiliates of $767 and $1,274, respectively and purchases from Operating Affiliates of $3,134 and $5,819, respectively.

6. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

	December 31, 2003	December 31, 2002
Land	$ 14,911	$ 24,655
Buildings	15,605	12,209
Machinery and equipment	34,127	34,360
	64,643	71,224
Less- Accumulated depreciation	(19,054)	(13,073)
	$ 45,589	$ 58,151

7. Accrued Liabilities

Accrued liabilities is summarized as follows:

	December 31, 2003	December 31, 2002
Income taxes payable	$ 8,855	$ 11,261
Salary and wages	6,297	5,532
Advertising and promotions	5,052	2,021
Interest	2,212	2,406
Professional fees	2,014	1,959
Taxes other than income taxes	1,370	5,545
Legal and tax accruals	447	642
Other	6,803	4,930
	$ 33,050	$ 34,296

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

8. Other Non-Current Liabilities

Other non-current liabilities is summarized as follows:

	December 31, 2003	December 31, 2002
Liabilities associated with entities being liquidated in connection with Reorganization Plan	$ 19,493	$ 20,196
Legal and tax accruals	16,419	22,781
Pension obligations	4,544	969
Other	13,349	9,345
	$ 53,805	$ 53,291

The Company and its subsidiaries are involved in certain legal proceedings that reflect their business environment and the surrounding legal context. In some cases they are defendants in litigation and claims, and in others they have challenged certain laws and regulations, basically in connection with tax matters. The Company and its subsidiaries have provided for losses on all such cases that in the assessment of management and legal counsel indicate that a loss is probable and estimable. The classification of short- and long-term is based on management estimates derived from assumptions and information from lawyers about the expected timing of resolution or settlement of such disputes. Accordingly, labor and civil cases, which are usually negotiated and settled or liquidated in shorter periods, have been classified in the short term. The disputes involving tax matters, environmental cases and others usually take very long periods to reach a final decision and have been classified accordingly.

9. Notes and Loans Payable

Notes and loans payable due within one year consisted of:

	December 31, 2003	December 31, 2002
U.S. @ 4.4% interest rate	$ 21,356	$ -
Sri Lanka @ 10.7% (2002 - 11.8%) weighted average interest rate	17,965	10,070
Thailand @ 1.6% weighted average interest rate	12,884	-
India @ 14.3% (2002 - 14.4%) weighted average interest rate	7,942	6,138
Italy @ 4.5% (2002 - 6.1%) weighted average interest rate	4,129	4,054
Pakistan @ 5.2% (2002 - 12.8%) weighted average interest rate	2,568	3,130
Brazil @ 9.0% (2002 - 12.4%) weighted average interest rate	1,492	4,087
Mexico (2002 - 14.0%) weighted average interest rate	-	11,790
Other @ 7.9% (2002 - 9.8%) weighted average interest rate	9,839	9,801
	$ 78,175	$ 49,070

(amounts in thousands of U.S. dollars, except share and per share amounts)

Singer Sewing Company ("Singer U.S."), a subsidiary of the Company, entered into a loan agreement on March 31, 2003 with Foothill Capital Corporation for a revolving line of credit facility, with borrowing base limitations based on a formula tied to receivables and inventories to a maximum of $25,000. The facility bears interest at LIBOR plus 3.25% and will mature in five years. The balance outstanding on this facility at December 31, 2003 was $21,356 bearing interest at 4.4%. The initial proceeds from this facility were used to repay the Singer Sewing Credit Agreement (see Note 10.)

Other notes and loans payable are associated with foreign operations whose borrowings are, for the most part, denominated in local currency. Interest rates are comparable to local prevailing rates and were on a weighted average basis of 6.4% and 11.9% at December 31, 2003 and 2002, respectively. Notes and loans payable are generally collateralized by receivables, inventory, property, plant and equipment and certain intangibles.

The Company has approximately $39,022 and $20,193 of unused lines of credit available to specific operations around the world as of December 31, 2003 and 2002, respectively. While significant facilities remain unutilized in certain subsidiaries, these facilities are not generally available to provide liquidity in other subsidiaries.

Covenants

As of June 30, 2003, Singer U.S. was in breach of certain financial covenants with respect to the revolving line of credit facility. As of August 31, 2003 the lender under that facility had waived all prior breaches and agreed to amend certain financial covenants for the remainder of 2003. The modifications also included changes to the borrowing base limitations which allows the Singer U.S. operation to borrow a greater amount under this facility during peak periods. As of November 30, 2003, Singer U.S. was again in breach of certain financial covenants with respect to the revolving line of credit facility. As of December 31, 2003 the lender under that facility has waived all prior breaches. The Singer U.S. subsidiary and the lender have agreed on financial covenants for 2004.

The terms of the financing agreements relating to Singer Mexico, a subsidiary of the Company, contained, among other provisions, requirements for remaining current on all taxes such as social security, VAT and other local Mexican taxes. As at December 31, 2002, Singer Mexico was in arrears on some of these taxes and, therefore, was in breach of their financing agreements. Singer Mexico was disposed of on September 30, 2003 (see Note 17).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

10. Long-Term Debt

Long-term debt is summarized as follows:

	December 31, 2003	December 31, 2002
Bonds and Debentures:		
Brazil - A Bonds – 10% due 2005	$ 12,749	$ 17,501
Brazil - B Bonds – due 2007	7,251	12,532
Brazil - Old Bonds – 12%	6,702	6,391
Sri Lanka - 17% due 2004	4,145	4,140
- 13% due 2005	3,109	3,106
Loans:		
Nova Scotia Financing Agreement	28,750	42,500
Omnibus Agreement	16,673	25,365
Thailand – Bank of Asia	8,208	-
Thailand – Kasikron Bank	6,944	-
Livingston Loan Agreement	4,000	-
Thailand – DBS Thai Danu Bank	3,788	-
Thailand – Siam Commercial Bank	2,524	-
Banco Unibanco	2,693	2,753
Singer Sewing Credit Agreement	-	21,300
Sri Lanka National Savings Bank	-	1,553
Other	7,457	6,538
	114,993	143,679
Less- Current portion	(52,417)	(37,882)
	$ 62,576	$ 105,797

Brazil Bonds

At the time of Old Singer's voluntary petition for relief under Chapter 11, Singer do Brasil Industria e Comercio Ltda. ("Singer Brazil"), a subsidiary of Old Singer, had outstanding debt and accrued interest outstanding in the amount of $74,419 relating to external U.S. dollar based debt issuances. The debt comprised commercial paper issued by ABC Roma in the principal amount of $10,700, past due and accruing penalty interest at 20% per annum; commercial paper issued by ABC Roma in the principal amount of $10,700, due March 24, 2000, with interest at 8.0% per annum; and Euro notes in the principal amount of $50,000, due May 13, 2005 with interest at 12% per annum (collectively referred to as "Old Bonds"). Under the Reorganization Plan, holders of the ABC Roma commercial paper and the Euro notes were entitled to receive new "A" and "B" Bonds issued by another subsidiary of the Company.

The A Bonds accrue interest at 10% per annum, payable on a semi-annual basis, however, interest accrued during the first two years could be added to principal at Singer's option. As of December 31, 2003 and 2002, the A Bonds' outstanding balance was $12,749 and $17,501. An A Bonds' principal payment equal

(amounts in thousands of U.S. dollars, except share and per share amounts)

to 20% of the original principal amounts is due September 14, 2004; the balance of the A Bond is due September 14, 2005. The Company made the 20% annual installment payments due on September 14, 2003 and 2002, respectively.

The B Bonds participate in Singer Brazil's "excess cash flow", as defined, in excess of $1,750 per annum through calendar year 2007, as well as, periodic liquidations of B collateral described below. The maximum amount payable under the terms of the B Bonds is $30,465. Under Fresh Start Reporting, as of September 30, 2000 the B Bonds were valued at $10,376 by estimating the net present value of the minimum expected payments to be made based on expected excess cash flows, as defined. This estimated value was based on cash flow projections prepared by management using a discount rate of 15%; no interest is payable on the B Bonds unless cumulative excess cash flow payments exceed $25,000, at which time interest accrues at 15% per annum on the remaining balance. As of December 31, 2003, the Company re-estimated the value of the B Bonds, based on the net present value of the minimum expected payments to be made using revised estimates of excess cash flows, as defined, and using a discount rate of 12% per annum (the discount rate was lowered reflecting lower market interest rates). The difference between the net present value calculated at September 30, 2000 and at December 31, 2003 of $6,630 has been accounted for as Other income for the year ended December 31, 2003. The December 31, 2003 and 2002 B Bonds' outstanding balances of $7,251 and $12,532, respectively, includes imputed interest of $2,350 and $3,150, respectively.

The A and B Bonds are secured by most of the excess fixed assets and certain intercompany receivables of Singer Brazil. Singer Brazil must use its best efforts to sell and collect the A Collateral which proceeds must be used to amortize the A Bonds' interest and principal; any B Collateral proceeds must be used to repay the principal under the B Bonds.

The Old Bonds referred to in the table above represent the Euro notes that were exchanged for proportional shares of new "A" and "B" Bonds but for which no releases have been obtained as of December 31, 2003 and 2002, and the Euro notes for which no exchange took effect. Such Old Bonds are valued proportional to the principal amount plus accrued interest. As of December 31, 2003 and 2002, the Old Bonds' outstanding balance of $6,702 and $6,391 includes accrued interest of $2,436 and $2,125, respectively.

Sri Lanka Debentures

Effective November 1, 2001, Singer (Sri Lanka) Limited, ("Singer Sri Lanka"), a subsidiary of the Company, issued unsecured debentures denominated in Sri Lankan Rupee. The outstanding amount as of December 31, 2003 and 2002 were $4,145 and $4,140, respectively, with a due date of October 31, 2004. Interest is at 17% per annum, paid semi-annually in arrears in April and October.

Effective October 20, 2002, Singer Sri Lanka issued additional unsecured debentures denominated in Sri Lankan Rupee. The outstanding amounts as of December 31, 2003 and 2002 were $3,109 and $3,106, respectively. These debentures bear interest at the rate of 13% per annum, payable semi-annually in arrears in April and October. The debentures mature in full on October 20, 2005.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Loans

Nova Scotia Financing Agreement

Effective September 14, 2000, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia which provided $55,000 in exit financing to be used to repay certain obligations of Old Singer. Borrowings under this facility amounted to $28,750 and $42,500 at December 31, 2003 and 2002, respectively. Interest is based on the Bank of Nova Scotia's Base Rate in Canada (for United States Dollar loans), plus 3%. At December 31, 2003 and 2002 the interest rate charged on the outstanding principal balance was approximately 7.50% and 8.17%, respectively.

In 2003, the Company and the Bank of Nova Scotia agreed to a Third Amendment to the Nova Scotia Financing Agreement to accommodate the significant loss in Singer Mexico during the first nine months of the year and the sale and private placement of a minority equity interest in Singer Asia (see Note 19). The payments to the Bank of Nova Scotia were restructured to require an additional payment of $11,250 upon the closing of the Singer Asia Transaction, which occurred during the third quarter of 2003. An additional payment of $2,500 was due and made on December 31, 2003 and a further $2,500 is due on June 30, 2004. A final payment of $26,250 is due December 31, 2004. Borrowings are secured by substantially all of the Company's (but not the Operating Companies) assets.

Omnibus Agreement

Effective September 14, 2000, Sinmak Dikis Makinalari Sanayi Anonim Sirketi ("Sinmak"), a subsidiary of the Company, entered into an agreement with Qatar Islamic Bank and Al-Tawfeek Company for Investment Funds Ltd. (collectively referred to as the "Turkish Lenders") to borrow $15,365 of additional funds and reschedule certain outstanding liabilities amounting to $10,000. The weighted average effective interest rate charged on amounts due to the Turkish Lenders is 8.47%. These amounts due are secured by certain property, plant and equipment of Sinmak and by the guaranty of the Singer Sewing Machine Company Ltd., another subsidiary of the Company.

On December 31, 2003, Sinmak sold to the Turkish Lenders the underlying property that was partially securing this facility. The agreed upon price of $11,000 will be used to satisfy repayments in arrears and future quarterly repayments through to December 12, 2004. The outstanding principal amount on this facility has been reduced accordingly to reflect the sale of the property. Sinmak realized a loss of $5,593 on the sale of the property which has been accounted for as Other Expense. Beginning on March 12, 2005, the quarterly repayments will be $1,903 through to December 12, 2006, and thereafter the quarterly repayments will be $1,631 through to September 12, 2007.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Singer Sewing Credit Agreement

Effective September 14, 2000, Singer U.S., entered into a loan and credit agreement (the "Singer Sewing Credit Agreement") with certain Commercial Lending Institutions with The Bank of Nova Scotia as Agent, which provided a total of $33,500 in term loans, revolving loans and letters of credit. On March 31, 2003, Singer U.S. successfully refinanced the Singer Sewing Credit Agreement with two other lenders that resulted in a one-time gain of approximately $2,750 resulting from a reduction on the pay out of the Singer Sewing Credit Agreement facility.

Livingston Loan Agreement

Effective March 31, 2003, Singer U.S. entered into a loan agreement with Livingston Company for a $4,000 subordinated term loan that will mature in three years, bearing interest at 18% per annum. Two thirds of the annual interest (12% per annum) is payable monthly in arrears, while one third of the interest (6% per annum) is accrued annually and is payable at the maturity of the term loan. Additionally, the term loan requires a 4% royalty payment to be made on sales above $60,000 in the year with the highest sales during the term of the loan; the royalty payment is payable at the maturity of the term loan.

Thailand Bank Term Loans

Effective April 24, 2002, July 18, 2003 and September 25, 2003, Singer Thailand Public Company Limited, ("Singer Thailand"), now a subsidiary of the Company (see Note 20), entered into three separate Term Loan agreements with Bank of Asia, all denominated in Thai Baht. The outstanding amounts as of December 31, 2003 were $1,263, $4,630, and $2,315, respectively totaling $8,208, with maturity dates of April 24, 2004, July 18, 2006 and September 25, 2006. The term loans bear interest at fixed rates of 4.75%, 2.88% and 2.88%, respectively, to be paid quarterly. Principal repayment on the April 24, 2002 term loan is due on maturity, the other two term loans require quarterly principal repayment.

Effective May 14, 2003, June 24, 2003 and August 29, 2003, Singer Thailand entered into three separate Term Loan agreements with Kasikorn Bank, all denominated in Thai Baht. The outstanding amounts as of December 31, 2003 were $1,894, $2,525, and $2,525, respectively totaling $6,944, with maturity dates of May 14, 2005, June 24, 2005 and August 29, 2004. The term loans bear interest at fixed rates of 3.50%, 2.88% and 4.00%, respectively, to be paid quarterly. Principal repayment on the June 24, 2003 term loan is due on maturity, the other two term loans require quarterly principal repayment.

Effective December 25, 2003, Singer Thailand entered into a Term Loan agreement with DBS Thai Danu Bank denominated in Thai Baht. The outstanding amount as of December 31, 2003 was $3,788, due on December 25, 2006. The term loans bear interest at a fixed rate of 2.25%, to be paid monthly while principal repayments are due quarterly.

Effective November 28, 2003, Singer Thailand entered into a Term Loan agreement with Siam Commercial Bank denominated in Thai Baht. The outstanding amount as of December 31, 2003 was $2,524, due on November 28, 2006. The term loans bear interest at a fixed rate of 2.95%, to be paid quarterly along with principal repayments.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Banco Unibanco

In December 2000, Singer Brazil entered into a Term Loan agreement with Banco Unibanco denominated in Brazilian Reals, in the amount of $10,154. The Company is required to repay the outstanding balance of $2,693 in 2004. The interest rate charged on the outstanding balance is the TR rate (TR is a reference interest rate established by the Brazil government) plus 9.6% per annum, which was approximately 12.0% on December 31, 2003 and 2002.

Other

Other finance agreements are outstanding with various lenders in the aggregate amount of $7,457 and $6,538 at December 31, 2003 and 2002, respectively. The weighted average interest rate on these loans was 8.9% and 13.8% at December 31, 2003 and 2002, respectively.

Covenants and Annual Maturities

The Nova Scotia Financing Agreement contains certain covenants and places certain restrictions upon the Company, the more restrictive of which requires the Company to maintain certain specified financial covenants, including minimum quarterly EBITDA. As of December 31, 2003 and 2002, the Company was in compliance with these restrictions as amended.

The annual maturities of long-term debt are as follows:

Fiscal Years Ended	Amount
2004	$ 52,417
2005	24,893
2006	19,216
2007	18,337
2008 and thereafter	130
	$ 114,993

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

11. Pension Plans

As a result of the Reorganization Plan discussed in Note 1, the U.S. pension plan of Old Singer was terminated and the PBGC was granted an allowed claim in the amount of $55,000 against the Company. In full satisfaction of this claim, the PBGC received (a) a pro rata share of the Company's Common Stock in the amount with respect to $35,000 of the allowed claim and (b) new Preferred Stock with a liquidation preference value of $20,000 (see Note 14).

Certain foreign Operating Companies of the Company maintain defined benefit pension plans, which cover substantially all employees meeting minimum eligibility requirements. Benefits are based primarily on years of service. Assets of the plans consist principally of fixed income securities, government bonds and interest bearing bank deposits.

Pension information under SFAS No. 132 is as follows:

	December 31, 2003	December 31, 2002
Change in benefit obligations:		
Projected benefit obligations at beginning of period	$ 3,509	$ 4,593
Service costs	452	244
Interest costs	254	332
Participants' contribution	182	57
Acquisitions/divestitures	3,023	(1,248)
Exchange rate changes	(90)	(188)
Curtailment loss	-	98
Benefits paid	(378)	(631)
Actuarial losses	52	252
Projected benefit obligation at end of period	7,004	3,509
Change in plan assets:		
Fair value of plan assets at beginning of period	2,588	2,378
Actual returns on plan assets	321	245
Employer contributions	235	539
Participants' contribution	59	57
Benefits paid	(378)	(631)
Foreign currency exchange rate change	(184)	-
Fair value of plan assets at end of period	2,641	2,588
Reconciliation of funded status:		
Funded status	(4,363)	(921)
Unrecognized actuarial gain	(181)	(70)
Unrecognized prior service costs	-	22
Net amount accrued at end of period	$ (4,544)	$ (969)

(amounts in thousands of U.S. dollars, except share and per share amounts)

Included above are projected benefit obligations and accumulated benefit obligations for unfunded defined benefit plans of $5,197 and $3,744 as of December 31, 2003 and $1,821 and $1,001 as of December 31, 2002. As of December 31, 2003, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $183, $183 and $148, respectively for plans where the accumulated benefit obligation exceeded the fair value of the plan assets.

	December 31, 2003	December 31, 2002
Weighted average assumptions:		
Discount rate	6.97%	9.16%
Expected long-term rate of return on plan assets	8.48%	8.80%
Rate of compensation increase	5.63%	7.41%
Components of net periodic benefit costs:		
Service costs	$ 452	$ 244
Interest costs	254	332
Expected return on plan assets	(180)	(215)
Amortization of prior service costs	1	(49)
Recognized actuarial loss	67	4
Net periodic benefit costs	$ 594	$ 316

The net amounts of pension benefit obligation recognized of $4,544 and $969 are included in Other non-current liabilities in the balance sheet as of December 31, 2003 and 2002, respectively.

12. Income Taxes

Provision for Income Taxes

Singer's provision for income taxes consists of the following:

	December 31, 2003	December 31, 2002
Current income tax	$ 5,110	$ 5,219
Deferred income taxes (benefits):		
Installment sales	(118)	78
Allowance for bad debts	353	(843)
Inventory reserves	(16)	(205)
Depreciation	(51)	(806)
Other	(15)	(96)
	153	(1,872)
Provision for income taxes	$ 5,263	$ 3,347

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

Reconciliation of Income Tax Provision

The reconciliation between the amount computed by multiplying income before provision for income taxes and minority interest by the Netherlands Antilles statutory tax rate and the reported provision for income taxes is as follows:

	December 31, 2003	December 31, 2002
Computed at Netherlands Antilles statutory income tax rate of 35%	$ 8,108	$ 6,846
Statutory rate reduction	(7,413)	(6,259)
Lower effective tax rates on losses	3,909	2,311
Higher effective tax rates on earnings	4,642	804
Tax losses for which no tax benefit has been recorded	4,685	1,182
Utilization of operating loss carry forwards	(2,675)	(2,319)
Foreign withholding taxes on royalties and dividends	647	832
Items without tax effect, net	(7,829)	-
Other items	1,189	(50)
Provision for income taxes	$ 5,263	$ 3,347

Deferred Tax Liabilities and Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax liability is included in income taxes payable. Significant components of Singer's deferred tax liabilities and assets are as follows:

	December 31, 2003	December 31, 2002
Deferred tax liabilities:		
Finance charges on installment sales	$ 282	$ 386
Tax versus book basis of fixed assets	461	(722)
Inventory valuation adjustment	-	7,425
Total deferred tax liabilities	743	7,089
Deferred tax assets:		
Pension obligations (Note 11)	2,465	947
Bad debt reserves	9,547	7,529
Inventory reserves	3,036	2,548
Accrued liabilities	3,969	8,424
Net operating loss carry forwards	45,248	55,218
Other, net	4,448	18,292
Total deferred tax assets	68,713	92,958
Valuation allowance for deferred tax assets	(60,348)	(87,440)
Deferred tax assets net of allowances	8,365	5,518
Net deferred tax asset (liability)	$ 7,622	$ (1,571)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

Net deferred tax liability by taxable jurisdiction is composed of the following:

	December 31, 2003	December 31, 2002
Deferred tax liabilities:		
Mexico	$ -	$ (2,809)
Other	(36)	(349)
	(36)	(3,158)
Deferred tax assets:		
India	721	684
Philippines	680	673
Thailand	6,044	-
Other	213	230
	7,658	1,587
Net deferred tax asset (liability)	$ 7,622	$ (1,571)

At December 31, 2003 and 2002, the Company had loss carry forwards available in various countries of approximately $131,000 and $160,000, respectively, for income tax purposes. Income tax loss carry forwards of approximately $67,000 are available indefinitely, and the balance expires in various amounts through the year 2024.

Singer has not provided for withholding taxes or Netherlands Antilles deferred taxes on accumulated undistributed earnings of subsidiaries, amounting to approximately $87,000 at December 31, 2003 as such earnings are considered indefinitely reinvested. If such earnings were to be repatriated, the foreign withholdings taxes, at current rates, would amount to approximately $18,000. The amount of unrecognized deferred Netherlands Antilles taxes on those unremitted earnings is not material.

13. Commitments and Contingencies

In 2002 the Company received notices from the Mexican tax authorities of proposed assessments of taxes resulting from the transfer of shares of Singer Mexico the Company's operating subsidiary in Mexico, from one company to another company within the Singer group of companies in connection with the Reorganization Plan in 2000. The proposed assessment claimed by the tax authorities, including penalties and interest, through December 31, 2003 is approximately $21,500. The Company believes that it has properly reported the transfers of the shares of Singer Mexico in accordance with applicable laws and has commenced appropriate proceedings in Mexico to contest the proposed adjustments. The Company believes that it has meritorious legal defenses to the amount claimed and expects that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial position.

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such

(amounts in thousands of U.S. dollars, except share and per share amounts)

matters. The Company believes that any costs resulting from environmental matters known to it will not have a material adverse impact on the Company's financial position, results of operations or liquidity.

The Company has approximately 2,600 employees covered by labor contracts at various production facilities. All of these contracts are renewable annually.

The Company and/or its various operations have been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be estimated with certainty, in management's opinion, any such liability will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

The Company conducts a large part of its operations in leased premises and leases certain equipment under lease agreements classified as operating leases. Leases which expire are generally renewed or replaced by similar leases. The future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, are as follows:

Fiscal Years Ended	Amount
2004	$ 1,894
2005	1,036
2006	803
2007	627
2008	479
Total future minimum lease payments	$ 4,839

Minimum payments under operating leases have not been reduced for total future minimum sublease rentals totaling $36. Contingent rentals under operating leases, such as those based on sales are insignificant. Net rental expense for all operating leases was $1,996 and $4,698 for the years ended December 31, 2003 and 2002, respectively.

14. Shareholders' Equity and Other Stock-Related Information

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) common shares with a par value of $0.01 per share and (b) one million (1,000,000) preferred shares with a par value of $0.01.

Preferred shares can be issued in one or more series, of which one series has been issued. The initial series designated Series A Convertible Preferred Stock ("Preferred A"), consists of 40 shares, with a liquidation preference of $500,000 per share. In connection with the enterprise valuation performed as of September 30, 2000, as described in Note 1, the fair value of the Series A Convertible Preferred Stock was estimated to be approximately $17,000. These shares were issued to the PBGC in partial satisfaction

(amounts in thousands of U.S. dollars, except share and per share amounts)

of their claims against Old Singer resulting from the Chapter 11 filing and rank senior to the Company's common stock as to dividends and liquidation rights.

Each Preferred A share may be converted into common stock, in whole or in part, at the option of the holder at any time at $12.00 per share. At any time on and after the date of issue, the Preferred A shares may be redeemed, in whole or in part, at the option of the Company. The Preferred A shares may be converted into common stock at the option of the Company under certain circumstances. Dividends are cumulative at annual rates of 4%, 6% and 8% for the first four years, the next successive three years and the remaining three years of the term, respectively. For the years ended December 31, 2003 and 2002 dividends of $780 and $1,100, respectively were accrued and charged against retained earnings.

Each Preferred A share is non-voting, except that limited voting rights exist (a) in the event of a merger, consolidation or compulsory share exchange adversely affecting Preferred A shareholders and (b) in the event of a proposed issue of a class of shares ranking on parity or prior to the Preferred A.

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A shares of the Company for $3,756. The terms of the purchase agreement required the Company to pay $376 or 10% upon execution of the agreement with the balance of $3,380 being settled through a promissory note bearing interest at 12.5% per annum. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

During fiscal 2003 and 2002, the Company purchased allowed general unsecured claims against Old Singer. The claim entitled the holder to 188,252 and 62,751 common shares of the Company for fiscal year 2003 and 2002, respectively. These shares have been classified as Treasury Shares, reducing the number of issued and outstanding Common Shares by that amount.

15. Stock Option Plan

The Company's 2000 Management Stock Plan provides for the issuance of a maximum of 800,000 common shares to key employees of the Company and its subsidiaries. All options are granted at no less than fair market value at the dates of grant. Options granted may vest immediately or over a two-year period and expire at up to ten years from the date of grant.

As approved by the Company's Board of Directors in 2002, optionees holding outstanding options included in the Initial Grants were offered the right to elect to surrender such options for cancellation and receive a new option grant on October 2, 2002. As of March 31, 2002, all optionees holding outstanding options included in the Initial Grants elected to surrender such options for cancellation. New option grants covering 740,527 shares of Common Stock, including new grants to optionees who had surrendered options, were made on October 2 and October 31, 2002, at an exercise price equal to $1.12 per share, representing 100% of the fair market value of the Company's Common Shares as determined, pursuant to the terms of the Plan, by the Stock Option Committee at the time of the grant. Such new options are

(amounts in thousands of U.S. dollars, except share and per share amounts)

exercisable as to one half of the number of options granted on the first anniversary of the date of grant and as to the other half on the second anniversary of the date of grant.

A summary of changes in the stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, December 31, 2001	625,527	$ 10.59
Granted	740,527	1.12
Exercised	-	-
Forfeited	(625,527)	10.59
Outstanding, December 31, 2002	740,527	$ 1.12
Forfeited	(54,500)	1.12
Outstanding, December 31, 2003	686,027	$ 1.12

A summary of stock options outstanding and exercisable at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Shares Under Options	Remaining Life (in years)	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
$ 1.12	686,027	8.75	$ 1.12	343,014	$ 1.12

The Company has elected to account for employee stock-based compensation under APB No. 25 "Accounting for Stock Issues to Employees". Had the Company recorded compensation expense in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation" the impact on net income would not have been material.

(amounts in thousands of U.S. dollars, except share and per share amounts)

16. Financial Instruments

The Company used various assumptions and methods in estimating fair value disclosures for financial instruments. The carrying amounts of cash and cash equivalents, account receivable, notes payable, account payable and accrued liabilities approximated their fair value due to the short maturity of these instruments.

The carrying amounts of noncurrent receivables included in other assets approximates their fair value as they are based on discounted anticipated future cash flows.

The carrying amounts of long-term debt approximates their fair value as they are either based on variable interest rates or discounted anticipated future cash flows.

17. Discontinued Operations

On September 30, 2003 the Company for proceeds of one dollar sold the shares of the parent company of Singer Mexico, resulting in a $16,100 reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico.

As a consequence of this sale, Singer no longer owns or controls Singer Mexico and the results of operations of Singer Mexico's Retail and finance business are reported separately as discontinued operations and are summarized as follows:

	January 1, 2003 to September 30, 2003	Year Ended December 31, 2002
Revenues	$ 26,326	$ 93,577
Operating (loss) income	(30,936)	661
Net loss	(35,738)	(1,280)
Reversal of losses previously recorded	16,100	-
Loss from discontinued operations, net of tax benefit	(19,638)	(1,280)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

	September 30, 2003	December 31, 2002
Assets:		
Current	$ 22,268	$ 63,683
Other	5,340	7,076
Total assets	27,608	70,759
Liabilities and Shareholders' Equity:		
Current	49,361	52,789
Other liabilities	2,438	3,046
Total liabilities	51,799	55,835
Shareholders' Equity	(24,191)	14,924
Total liabilities and shareholders' equity	$ 27,608	$ 70,759

On May 30, 2002, the Company sold the shares of Singer Greece for proceeds of $1,300, resulting in a net gain of $100. As a consequence of this sale, Singer no longer owns or controls Singer Greece and the results of operations of Singer Greece are reported separately as discontinued operations and are summarized as follows:

	January 1, 2002 to May 30, 2002
Revenues	$ 2,568
Net loss	(487)
Gain on disposal of Singer Greece	113
Loss from operations of Greece, net of tax benefit	$ (374)

	May 30, 2002
Assets	
Current	$ 6,230
Other assets	2,380
Total assets	$ 8,610
Liabilities and Shareholder's Equity	
Current liabilities	$ 6,340
Other liabilities	1,570
Total liabilities	$ 7,910
Shareholders' Equity	700
Total liabilities and shareholders' equity	$ 8,610

(amounts in thousands of U.S. dollars, except share and per share amounts)

18. Sale of Interests in Singer Guyana

On July 15, 2003 the Company sold the shares of the parent company of Singer Guyana Inc. ("Singer Guyana") for consideration of $1,600, primarily in the form of the assumption of third party liabilities. This resulted in a net gain of $100.

As a consequence of this sale, Singer no longer owns or controls Singer Guyana and accordingly has not included Singer Guyana in the consolidated December 31, 2003 balance sheet. The results of Singer Guyana are included as continuing operations in the consolidated statements of operations and have not been reported separately as discontinued operations. They are summarized as follows:

	January 1, 2003 to July 15, 2003	Twelve Months Ended December 31, 2002
Revenues	$ 1,472	$ 3,667
Operating income	223	604
Net income	138	471
Gain on disposal	77	-
Income from operations, net of tax benefit	$ 215	$ 471

	July 15, 2003	December 31, 2002
Assets:		
Current	$ 2,314	$ 2,511
Other	417	293
Total assets	2,731	2,804
Current	748	913
Total liabilities	748	913
Shareholders' Equity	1,983	1,891
Total liabilities and shareholders' equity	$ 2,731	$ 2,804

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

19. Sale and Private Placement of Minority Equity Interest in Singer Asia

On July 31, 2003, Singer concluded the placement with a private investment fund (the "Fund") of a minority equity interest in the Company's Asian Retail operations. The investment has been made in Singer Asia Limited ("Singer Asia"), a newly formed subsidiary of the Company, which holds the Company's interests in the Singer Retail Operating Companies in Asia (Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam), and licensing rights for the SINGER® trademark in various Asian countries. The Fund acquired a 43.2% equity stake in Singer Asia, paying $30,000 in cash. Of the proceeds, $14,750 has been contributed as equity to Singer Asia, with the remaining $15,250 paid to Singer and applied primarily to reduce the Company's outstanding bank debt (see Note 10). Singer retains a 56.8% equity interest in Singer Asia and will continue to consolidate the results of these operations, including the results for Singer Thailand which had been accounted for under the equity method until October 2003 when Singer Asia acquired additional shares of Singer Thailand to bring its holdings in that company to 52.1% (see Note 20). The Company recorded a loss of $13,900 as a result of the sale of 43.2% of Singer Asia. $10,892 of the loss was due to the reduction of 43.2% of the Retail Asia goodwill. This private placement has resulted in a significant increase in minority interest expense and liability as at December 31, 2003. Under the investment agreement with the Fund, the Company is committed to funding the purchase of sufficient additional shares of Singer Thailand to bring Singer Asia's holdings to 53%. This commitment amounted to $350 at December 31, 2003.

20. Purchase of Additional Interest in Singer Thailand and Singer U.S.

Effective October 29, 2003 the Company, on behalf of Singer Asia, acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its equity holdings in that company to 52.1%. This has resulted in Singer Thailand's operations being consolidated in Singer N.V.'s effective that date. Previously, Singer Thailand was being reported as an affiliate and its' results accounted for under the equity method. The purchase price was $2,119 for the additional 4.1% of the outstanding shares. The costs to acquire Singer Thailand have been allocated to the assets acquired and liabilities assumed according to estimated fair values, which did not result in any goodwill. The consolidation of Singer Thailand has resulted in a significant increase in minority interest liability and significantly higher revenues and operating income; however, net income has not been materially impacted.

During 2003, the Company acquired additional shares of Singer U.S., boosting its holdings in that Company from 66.6% in September 2000 on the emergence from Chapter 11 reorganization to 85.7% as of December 31, 2002 and 95.8% as of December 31, 2003.

21. Segment Related Information

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other

(amounts in thousands of U.S. dollars, except share and per share amounts)

financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third party manufacturers, through its own distribution channels and through third party distributors, as well as through the Operating Companies which operate Singer's Retail business.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Segment Data	December 31, 2003	December 31, 2002
Revenues:		
Retail-		
Americas	$ 20,455	$ 22,856
Asia	246,954	218,619
Intersegment	1,032	1,139
	268,441	242,614
Sewing marketing-		
Americas	126,481	117,563
Asia	41,567	37,922
Europe	30,275	24,921
Africa & Middle East	6,305	5,245
Intersegment	17,748	15,109
	222,376	200,760
Sewing manufacturing-		
Americas	777	1,757
Asia	4	17
Intersegment	54,718	50,745
	55,499	52,519
	546,316	495,893
Less- Operating Affiliate, Thailand, through October 29, 2003	(90,025)	(91,248)
Intersegment	(73,498)	(66,993)
Total revenues	$ 382,793	$ 337,652

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2003	December 31, 2002
Operating income:		
Retail-		
Americas	$ 1,492	$ 1,903
Asia	18,899	18,384
	20,391	20,287
Sewing marketing-		
Americas	5,426	10,234
Asia	11,642	8,179
Europe	1,995	764
Africa and Middle East	123	93
	19,186	19,270
Sewing manufacturing-		
Americas	8,529	11,088
Asia	(184)	262
	8,345	11,350
Corporate and eliminations	(7,327)	(8,159)
	40,595	42,748
Less- Operating Affiliate, Thailand, through October 29, 2003	(7,198)	(6,267)
Total operating income	$ 33,397	$ 36,481
Interest expense:		
Retail-		
Americas	$ 263	$ 91
Asia	6,381	8,133
	6,644	8,224
Sewing marketing-		
Americas	2,366	3,041
Asia	2,398	2,077
Europe	341	312
	5,105	5,430
Sewing manufacturing-		
Americas	4,720	4,084
Asia	138	149
	4,858	4,233
Corporate and eliminations	3,252	4,085
	19,859	21,972
Less- Operating Affiliate, Thailand, through October 29, 2003	(625)	(1,366)
Total interest expense	$ 19,234	$ 20,606

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2003	December 31, 2002
Total assets:		
Retail-		
Americas	$ 13,298	$ 85,439
Asia	239,295	190,769
	252,593	276,208
Sewing marketing-		
Americas	61,336	42,950
Asia	24,540	42,640
Europe	21,163	19,330
Africa and Middle East	1,153	818
	108,192	105,738
Sewing manufacturing-		
Americas	38,501	33,151
Asia	13,364	12,029
	51,865	45,180
Corporate and eliminations	98,888	118,561
	511,538	545,687
Less- Operating Affiliate, Thailand, through October 29, 2003	-	(76,688)
Total assets	$ 511,538	$ 468,999

Certain financial information by geographical area is as follows:

Geographic Data	December 31, 2003	December 31, 2002
Revenues:		
Americas	$ 147,713	$ 142,177
Asia	288,525	256,557
Europe	30,275	24,921
Africa and Middle East	6,305	5,245
	472,818	428,900
Less- Operating Affiliate, Thailand, through October 29, 2003	(90,025)	(91,248)
Total revenues	$ 382,793	$ 337,652

(amounts in thousands of U.S. dollars, except share and per share amounts)

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asian regions.

Corporate and elimination assets consist mainly of intangible assets which have not been allocated to any particular segment or geographic area.

22. Quarterly Results of Operations (unaudited)

During the fourth quarter the Company made certain adjustments that were material to the results of each quarter for the year ended December 31, 2003, as follows:

During the third quarter ended September 30, 2003, the Company sold the shares of the parent company of Singer Mexico. As a consequence of this sale, Singer no longer owns or controls Singer Mexico. The results of operations of Singer Mexico's Retail and finance business were previously reported as part of continuing operations. During the fourth quarter, the Company determined, based on new information, that this division should have been reported separately as discontinued operations (See Note 17).

During the third quarter ended September 30, 2003, the Company recorded a loss on Sale and Private Placement of Minority Equity Interest in Singer Asia of $1,345. During the fourth quarter, the Company determined that this loss should have been increased by $12,603 to $13,948 primarily due to goodwill that was allocated to this reporting segment that was not previously accounted for in the loss (See Note 19).

During the first, second and third quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, Singer U.S.'s revolving line of credit facility with Foothill Capital Corporation was recorded as long-term debt as the facility is due on March 31, 2008. During the fourth quarter, the Company determined that this facility should be classified as a current liability as the loan agreement contains a subjective acceleration clause and requires a lockbox arrangement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

The following table presents selected quarterly financial data for each quarter in the year ending December 31, 2003:

	For the Nine Months Ended September 30, 2003			
	As Previously Reported	Adjustment for Increased Loss on Sale and Private Placement of Minority Equity Interest in Singer Asia	Adjustment for Singer Mexico Discontinued Operations	As Restated
Revenue	$ 274,361	$ -	$ (26,326)	$ 248,035
Operating income	(10,554)	-	30,935	20,381
Other income (expense)	9,048	(12,603)	(11,297)	(14,852)
Income from continuing operations before provision for income taxes and minority interest	(1,506)	(12,603)	19,638	5,529
Loss from discontinued operations, net of tax benefit	-	-	(20,228)	(20,228)
Net income	(7,146)	(12,603)	-	(19,749)
Basic loss per common share	$ (1.00)	$ (1.59)	$ -	$ (2.59)

	For the Three Months Ended September 30, 2003			
Revenue	$ 86,431	$ -	$ (3,498)	$ 82,933
Operating income	(3,788)	-	9,651	5,863
Other income (expense)	11,247	(12,603)	(13,429)	(14,785)
Income from continuing operations before provision for income taxes and minority interest	7,459	(12,603)	(3,778)	(8,922)
Loss from discontinued operations, net of tax benefit	-	-	3,649	3,649
Net income	5,437	(12,603)	-	(7,166)
Basic earnings (loss) per common share	$ 0.66	$ (1.59)	$ -	$ (0.93)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002
(amounts in thousands of U.S. dollars, except share and per share amounts)

	September 30, 2003			
	As Previously Reported	Adjustment For Increased Loss on Sale and Private Placement of Minority Equity Interest in Singer Asia	Adjustment for Singer U.S. Debt Reclassification	As Restated
Intangible assets	$ 139,964	$ (10,892)	$ -	$ 129,072
Total assets	444,765	(10,892)	-	433,872
Notes and loans payable	39,846	-	18,678	58,524
Total current liabilities	141,680	-	18,678	160,358
Long-term debt	88,069	-	(18,678)	69,391
Retained earnings	17,042	(12,603)	-	4,484
Accumulated other comprehensive income	(2,912)	1,711	-	(1,201)
Total shareholders' equity	111,674	(10,892)	-	100,782
Total liabilities and shareholders' equity	$ 444,765	$ (10,892)	$ -	$ 433,872
	June 30, 2003			
Notes and loans payable	$ 51,840	$ -	$ 13,836	$ 65,676
Total current liabilities	175,316	-	13,836	189,152
Long-term debt	109,983	-	(13,836)	96,147
	March 31, 2003			
Notes and loans payable	$ 52,423	$ -	$ 11,377	$ 63,800
Total current liabilities	201,625	-	11,377	213,002
Long-term debt	81,318	-	(11,377)	69,941

23. Subsequent Event

During March 2004, the Company purchased for one dollar the remaining 49% of the common shares and 100% of the preferred shares of Singer Italia SpA ("Singer Italy") that were previously owned by the minority shareholder. Singer now owns 100% of the common and preferred shares of Singer Italy.

During 2004 the Company, on behalf of Singer Asia, has purchased an additional 0.6% of the outstanding shares of Singer Thailand to bring its holdings in that Company to 52.6%. Under the Investment Agreement with the Fund, the Company is committed to funding the purchase of an additional 0.4% of the Singer Thailand shares.

04 APR 15 AM 7:21

SINGER

April 13, 2004

TO SINGER N.V. SHAREHOLDERS

Dear Fellow Shareholders:

The Singer N.V. 2003 Disclosure Statement and Annual Report, including the Consolidated Financial Statements for the years ended December 31, 2003 and 2002, together with the Auditor's Report thereon (the "Annual Report"), is now available to shareholders. Enclosed for your information, is a copy of the Company's latest Press Release, issued today, highlighting Singer N.V.'s financial results for the year ended December 31, 2003.

As an expense saving measure, we have elected not to reproduce and mail the Annual Report to each shareholder. Any shareholder can receive a copy of the Annual Report by request to Barbara Wybraniec: at Singer Corporation, 333 Westchester Avenue, White Plains, NY 10604; by e-mail at bwybraniec@singer.com; or by telephone at (914) 220-5143. The Annual Report, as well as additional financial and other information about the Company, may also be found in the Investor Section of Singer's website, www.singer.com.

I thank you for your support.

Sincerely,

Stephen H. Goodman
Chairman, President &
Chief Executive Officer

FOR IMMEDIATE RELEASE
April 13, 2004

04 APR 15 AM 7:21

INFORMATION CONTACT
Barbara Wybraniec at (914) 220-5143

SINGER N.V. ANNOUNCES RESULTS FOR YEAR ENDED DECEMBER 31, 2003 AND FOR THE FOURTH QUARTER OF 2003

April 13, 2004, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or "the Company") announced today its results for the year ended December 31, 2003 and for the fourth quarter of 2003.

2003 Year Results

Overview

During the year ended December 31, 2003, the Company entered into several significant transactions intended to strengthen the Company and improve liquidity during the year and into the future.

These transactions were:

- In January 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation ("PBGC") to purchase all 40 Preferred A Shares of the Company for $3.8 million. This transaction was closed in December 2003.

- In March 2003, Singer U.S. successfully refinanced the Singer Sewing Credit facility, providing additional long-term liquidity.

- In July 2003, the Company concluded the placement with a private investment fund of a 43.2% minority equity interest in the Company's Asia Retail operations for $30.0 million.

- In July 2003, the Company sold Singer Guyana for consideration of $1.6 million.

- In September 2003, the Company exited the loss-making Retail and finance business in Mexico. A new company in Mexico has been formed to carry on the wholesale sewing business.

- In October 2003, Singer Asia acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its holdings in that company to 52.1%. This resulted in Singer Thailand's operations being consolidated in Singer N.V.'s operations, effective, as of that date.

- In December 2003, Singer Turkey sold its factory, land and building for $11.0 million, with the proceeds going to its principal lenders in payment of the principal and interest due in September and December 2003 and the payments that are due March 2004 through December 2004.

Results of Operations

For the twelve months ended December 31, 2003, the Company reported consolidated revenues of $382.8 million as compared to $337.7 million for the twelve months of 2002, an increase of $45.1 million or 13.4%. The increase in revenues was primarily due to the inclusion of Thailand's results in the Company's results for the last nine weeks of the year, which totaled $19.9 million, coupled with strong retail sales performances in Sri Lanka and Pakistan, and strong growth in sewing marketing sales in the United States, Italy and Canada. These sales increases were partially offset by weaker retail sales in Bangladesh and Philippines and weaker sewing sales in Brazil.

The Company's consolidated revenues for the full year 2003 include $17.8 million of finance charges on consumer credit sales and $5.8 million of royalty and licensing income; the corresponding amounts for the full year 2002 were $12.3 million and $5.7 million, respectively. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the last nine weeks of the year along with increased finance charges in Sri Lanka due to their strong retail sales.

Gross profit for the twelve months ended December 31, 2003 was $140.0 million, representing a gross margin of 36.6%, as compared to $130.1 million and a gross margin of 38.5% for the same period in 2002. The decrease in the gross margin percentage was primarily due to lower margins in the Company's manufacturing operations due to the strengthening of the Brazilian Real against the U.S. dollar. Also contributing to the drop was a decline in the gross margin percentage in the Company's Retail segment due to the introduction of new products with lower margins along with lower margins in Singer U.S. due to a shift in sales mix between dealers and mass merchants.

Selling and administrative expenses for the twelve months ended December 31, 2003 were $106.6 million, representing 27.8% of revenues, as compared to $93.6 million and 27.7% of revenues for the same period in 2002.

Operating income for the twelve-month period of 2003 and of 2002 was $33.4 million and $36.5 million, respectively, while EBITDA (net income before interest expense, taxes, depreciation and amortization) was $31.5 million and $47.9 million, respectively. The loss from operations in Mexico Retail during 2003 was responsible for the large decline in EBITDA.

Interest expense for the twelve-month period ended December 31, 2003 was $19.2 million as compared to $20.6 million for the twelve-month period ended December 31, 2002. The $1.4 million decrease in interest expense was due both to a reduction in borrowings and lower interest rates.

Equity in earnings from Operating Affiliates totaled $5.8 million during the twelve-month period ended December 31, 2003 as compared to $4.2 million for the same period in 2002. The $1.6 million increase is primarily due to higher profitability from an Operating Affiliate in Sri Lanka.

In September 2003, the Company sold its equity interest in the parent company of Singer Mexico and, as a result, exited the Retail and finance business in Mexico. During the second quarter of 2002, Singer Greece was sold to a third party buyer. In accordance with SFAS No. 144, the Company has recorded these transactions as a sale of discontinued operations and accordingly recorded a net loss from discontinued operations of $19.6 million and $1.7 million for the years ended December 31, 2003 and 2002, respectively.

Miscellaneous other income was $9.0 million in the full year 2003 as compared to other income of $3.7 million for the same period in 2002. The increase in other income for the year was due to $19.9 million of gains in Singer Brazil related to a revaluation of the Brazil B Bonds of $6.7 million and the reversal of tax accruals totaling $13.2 million due to favorable court rulings. In addition, there was a $4.3 million gain in the estimated recovery on receivables from a former subsidiary that is in liquidation, a $2.7 million gain recognized by Singer U.S. as a result of the successful refinancing of their debt and a $1.6 million gain on the sale of land in Indonesia. These gains were partially offset by the $13.9 million loss recorded as a result of the sale of 43.2% of Singer Asia, which included $10.9 million of goodwill that was allocated to this reporting segment, and a $5.6 million loss on the sale of land and buildings in Turkey.

Provision for income taxes amounted to $5.3 million representing an 18.2% effective tax provision in the twelve-month period ended December 31, 2003, as compared to $3.3 million and a 14.1% provision for the same period in 2002. The higher effective tax rate in 2003 is primarily due to increased income in higher tax jurisdictions and also contributing was a favorable tax assessment in 2002 for Bangladesh.

The minority interest share in income was $3.4 million for year ended 2003 compared to $1.3 million for the same period in 2002. This increase reflects the 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003.

Income from continuing operations for the year ended 2003 was $20.3 million; a $1.2 million or 6.3% increase over the $19.1 million recorded in the same period in 2002.

The Company's net income for the twelve-month period of 2003 was $0.7 million as compared to $17.4 million for the same period in 2002. The $16.7 million decline from prior year was due primarily to the $19.6 million loss from the discontinued operations in Mexico.

During the first quarter of 2003, a subsidiary of the Company entered into an agreement with the PBGC to purchase all of the issued and outstanding Preferred Shares of the Company for $3.8 million. Payments were made throughout 2003; the final payment was made on December 31, 2003.

Dividends on the Series A Convertible Preferred Shares equal to 4% per annum, calculated on the shares' $20.0 million liquidation preference, amounted to $0.6 million in the nine-month period to September 2003; the shares were reclassified as Preferred Treasury Shares during the fourth quarter. Dividends for the twelve-month period ending December 31, 2002, amounted to $0.8 million. This dividend was cumulative and was accrued but not paid. An additional amount of $0.2 million and $0.3 million for the 2003 and 2002 periods, respectively, was accrued representing the accretion in the value of the Preferred Shares.

The net loss available to Common Shares was $0.1 million, equivalent to basic loss per Common Share of $0.01, for the twelve months ended December 31, 2003, as compared to net income available to Common Shares of $16.3 million, equivalent to basic earnings per common share of $2.01, for the same period in 2002.

The Retail operations (including Thailand for the full year) accounted for 49% of Singer's revenues for the twelve-month period and for 43% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the period include the Retail businesses in Thailand and Sri Lanka. The comparable figures for the 2002 period were 49% of Singer's revenue and 40% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 51% of Singer's revenues for the twelve-month period and for 57% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States and Italy were major contributors to this segment. The comparable figures for the 2002 period were 51% of Singer's revenue and 60% of operating earnings.

The report of the Company's independent auditors for the twelve months ended December 31, 2003 and 2002, includes a "going concern qualification". Continuation of the Company's business is dependent on its ability to achieve successful future operations and repay or refinance certain significant outstanding debt obligations in 2004 and later years.

2003 Fourth Quarter Results

For the fourth quarter ended December 31, 2003, the Company reported consolidated revenues of $134.8 million as compared to $96.1 million for the fourth quarter of 2002, an increase of $38.7 million or 40.2%. The increase in revenues was primarily due to the inclusion of Thailand's results in the Company's results for the last nine weeks of the year, which totaled $19.9 million, coupled with strong retail sales performances in Sri Lanka and Pakistan, and strong growth in sewing marketing sales in the United States, Italy and Turkey. These sales increases were partially offset by weaker retail sales in Bangladesh, Philippines and India.

The Company's revenues for the fourth quarter of 2003 included $7.3 million of finance charges on consumer credit sales and $1.6 million of royalty and licensing income; the corresponding amounts for the fourth quarter of 2002 were $3.2 million and $1.6 million, respectively. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the last nine weeks of the year along with increased finance charges in Sri Lanka due to their strong retail sales.

Gross profit for the three months ended December 31, 2003 was $48.2 million, representing a gross margin of 35.8%, as compared to $37.7 million and a gross margin of 39.2% for the same period in 2002. The decrease in the gross margin percentage was primarily due to lower margins in the Company's manufacturing operations due to the strengthening of the Brazilian Real against the U.S. dollar and a shift in sales mix towards lower gross margin sewing machines. Also contributing was a decline in the gross margin percentage in the Company's Retail segment due to the introduction of new products with lower margins.

Selling and administrative expenses for the three months ended December 31, 2003 were $35.2 million, representing 26.1% of revenues, as compared to $25.5 million and 26.5% of revenues for the same period in 2002. The improvement as a percentage of revenue was primarily due to the booking in the fourth quarter of 2002 of a large accounts receivable reserve associated with a significant sewing distributor.

Operating income for the 2003 and 2002 quarters was $13.0 million and $12.2 million, respectively, while EBITDA was $28.6 million and $15.3 million, respectively. The increase in EBITDA in the quarter was primarily due to the increase in other income.

Interest expense for the three-month period ended December 31, 2003 was $4.7 million as compared to $5.5 million for the fourth quarter of 2002. The $0.8 million decrease in interest expense was due both to a reduction in borrowings and lower interest rates.

Equity in earnings from Operating Affiliates totaled $1.3 million during the three-month period ended December 31, 2003 as compared to $1.7 million for the same period in 2002. The $0.4 million decrease is due to the fact that Singer Thailand was accounted for as an equity investment in the fourth quarter of 2002 while in most of the 2003 fourth quarter Thailand was included in the Company's consolidated results. This was partially offset by higher profitability from an operating affiliate in Sri Lanka.

Miscellaneous other income was $13.9 million the three-month period ended December 31, 2003 as compared to other income of $0.4 million for the same period in 2002. The increase in other income for the quarter was due to $17.8 million of gains in Singer Brazil related to the revaluation of the Brazil B Bonds by $6.7 million and the reversal of tax accruals totaling $11.2 million due to favorable court rulings. There was also a $1.6 million gain on the sale of land in Indonesia. These gains were partially offset by a $5.6 million loss on the sale of land and buildings in Turkey.

Provision for income taxes amounted to $1.9 million representing an 8.0% effective tax provision in the three-month period ended December 31, 2003, as compared to a $0.1 million benefit for the same period in 2002. The lower effective tax rate in 2002 is primarily due to higher income from affiliates which is net of taxes, the utilization of tax loss carry forwards by certain subsidiaries that are currently profitable and a reduction in the deferred tax liability in Mexico. The low 8.0% effective tax provision in the 2003 fourth quarter as compared to the full year 2003 effective tax rate is primarily due to the non-taxable gains relating to the Brazil operations that were recorded in other income in the quarter.

Minority interest share in income was $1.7 million for the 2003 fourth quarter compared to $0.4 million for the same period in 2002. This increase reflects the 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003.

The Company's net income for the fourth quarter of 2003 was $20.5 million as compared to $8.2 million for the same period in 2002. The $12.3 million increase from prior year is primarily due to the other income booked in the quarter.

Dividends on the Series A Convertible Preferred Shares equal to 4% per annum, calculated on the shares' $20.0 million liquidation preference, amounted to nil for the three-month period ending December 31, 2003 and $0.2 million for the three-month period ended December 31, 2002. This dividend was cumulative and was accrued but not paid. An additional amount of nil and $0.1 million for the 2003 and 2002 three-month periods, respectively, was accrued representing the accretion in the value of the Preferred Shares. No dividend was accrued in the 2003 quarter as the Preferred Shares were reclassified as Preferred Treasury Shares during the quarter.

The net income available to Common Shares was $20.5 million for the three months ended December 31, 2003 as compared to net income available to Common Shares of $8.0 million for the same period in 2002. This is equivalent to basic earnings per Common Shares of $2.60 and $0.99, respectively.

The Retail operations (including Thailand for the full quarter) accounted for 43% of Singer's revenues for the 2003 fourth quarter, and for 24% of Singer's operating earnings before corporate expenses and eliminations. The major contributors to the results for this segment during the period include the Retail businesses in Thailand and Sri Lanka. The comparable figures for the fourth quarter of 2002 were 47% of Singer's revenue and 33% of operating earnings.

The Sewing Marketing and Manufacturing operations accounted for 57% of Singer's revenues for the 2003 fourth quarter and for 76% of operating earnings before corporate expenses and eliminations. The Sewing Marketing operations in the United States, Brazil and Italy were major contributors to this segment. The comparable figures for the fourth quarter of 2002 were 53% of Singer's revenue and 67% of operating earnings.

Chairman's Comments

Reviewing the 2003 year results, Stephen H. Goodman, Singer's Chairman, President and CEO, noted, "2003 was a very interesting and challenging year for Singer. The difficulties in Mexico and the resulting disposition of our Retail and finance business there essentially added a year to the Company's restructuring and recovery program. The $19.6 million Mexico loss largely offset the $20.3 million in 2003 income from continuing operations, reducing net income for the year to just $0.7 million".

"At the same time, and despite the Mexico loss, significant progress was made. There was a meaningful improvement both in top line (revenues) and bottom line (income from continuing operations) performance, up 13.4% and 6.3%, respectively, as compared with prior year. The outstanding Convertible Preferred Shares were repurchased, saving $1.1 million annually in future dividend accruals and accretion. Corporate debt was reduced an additional $13.8 million during the year. $12.5 million was raised to help fund the growth of Singer Asia".

"2004 promises also to be a very interesting year, and potentially a rewarding one. With the additional cash now available to help fund growth in Asia, the Retail business is better positioned to take advantage of emerging opportunities. The Sewing business continues to benefit from new products and enhanced promotion, with a growing worldwide market share. While liquidity remains tight and a number of significant financings need to be repaid or refinanced during the year, management is pursuing a number of funding initiatives".

Share Distribution

On or about April 15, 2003, the Singer Creditor Trust made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world. Through its Operating Companies, Singer is engaged in two principal businesses, Retail and Sewing. The SINGER® trademark ties the two businesses together and also stands on its own with licensing and wholesaling potential.

The Retail business consists primarily of the distribution through company-owned retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some of the markets where it operates, Singer is recognized as a leader retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 23% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2003, 2002 and 2001 and for the three months ended December 31, 2000, together with the Auditor's Report thereon; the 2003 Disclosure Statement and Report dated April 2004, and the prior Disclosure Statements and Reports dated April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the investor section of the Company's website www.singer.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Brazil and the United States, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including compliance with required financial and other covenants under its secured credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (914) 220-5143.

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(in thousands of US dollars, except share and per share amounts)

	December 31, 2003	December 31, 2002
Revenues	$ 382,793	$ 337,652
Cost of revenues	242,811	207,577
Gross profit	139,982	130,075
Selling and administrative expenses	106,585	93,594
Operating income	33,397	36,481
Other income (expense):		
Interest expense	(19,234)	(20,606)
Equity in earnings from operating affiliates	5,800	4,164
Other, net	9,005	3,684
Total other income (expense)	(4,429)	(12,758)
Income from continuing operations before provision for income taxes and minority interest	28,968	23,723
Provision for income taxes	5,263	3,347
Minority interest share in income	3,362	1,317
Income from continuing operations	20,343	19,059
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	-	(374)
Loss from operations of Mexico Retail, net of tax benefit	(19,638)	(1,280)
Net income	705	17,405
Dividends on preferred shares	780	1,100
Net (loss) income available to common shares	$ (75)	$ 16,305
Basic and diluted (loss) earnings per common share	$ (0.01)	$ 2.01
Basic weighted average common shares outstanding	7,933,576	8,110,869
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 31,458	$ 47,925

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2003 AND 2002
(in thousands of US dollars)

	December 31, 2003	December 31, 2002
Revenues	$ 134,759	$ 96,089
Cost of revenues	86,544	58,414
Gross profit	48,215	37,675
Selling and administrative expenses	35,199	25,504
Operating income	13,016	12,171
Other income (expense):		
Interest expense	(4,732)	(5,491)
Equity in earnings from operating affiliates	1,262	1,679
Other, net	13,892	367
Total other income (expense)	10,422	(3,445)
Income from continuing operations before provision for income taxes and minority interest	23,438	8,726
Provision for income taxes	1,882	(63)
Minority interest share in income	1,692	435
Income from continuing operations	19,864	8,354
Discontinued Operations		
Loss from operations of Greece, net of tax benefit	-	-
Loss from operations of Mexico Retail, net of tax benefit	590	(107)
Net income	20,454	8,247
Dividends on preferred shares	-	275
Net income available to common shares	$ 20,454	$ 7,972
Basic and diluted earnings per common share	$ 2.60	$ 0.99
Basic weighted average common shares outstanding	7,870,826	8,077,994
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 28,583	$ 15,261